10/23

07027862

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Primary Health Properties PLC

*CURRENT ADDRESS Ground Floor, Ryder Court
14 Ryder Street
London SW1Y 6QB England

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 15 2007
THOMSON FINANCIAL

FILE NO. 82- 35727 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DAT : 11/8/07

Primary Health Properties PLC

Annual Report for the year ended 30 June 2006

AR/S
6-30-06

082-35727

Map showing location of Properties

www.phpgroup.co.uk


Investment Properties
Properties in the process of development
9
7

Visit the Group's website www.phpgroup.co.uk for more information on properties contained within the portfolio.

Contents

Objective of the Group

The objective of the Group is to generate rental income and capital growth through investment in primary health care property in the United Kingdom leased principally to GPs, Primary Care Trusts ("PCTs"), Health Authorities and other associated health care users.

Group Financial Highlights

	As at 30 June 2006	As at 30 June 2005
Annualised delivered rent roll (£m)	11.3	10.0
Profit before taxation (£m)	18.4	19.4
Earnings per share (p) – basic	70.3	59.1
– diluted	67.7	55.4
Adjusted earnings per share (p)* – basic	17.1	13.0
– diluted	16.5	12.3
Proposed final dividend per share for the year (p)	6.75	6.0
Total dividend paid per share (p)	12.75	11.5
Interim and final dividends per share during the financial year (p)	13.5	12.0
Total return per share (p) – basic	76.1	45.1
– diluted	72.0	58.6
Net assets (£m)	71.3	57.1
Net asset value per share (p) – basic	314.5	251.9
– diluted	305.1	246.6
Increase in net asset value per share (p) – basic	62.6	33.1
– diluted	58.5	46.6
Adjusted net asset value per share (p)** – basic	408.0	330.8
– diluted	392.4	320.2
Closing portfolio including development loans and finance leases (£m)	203.8	167.1
Commitments (including deposits paid) (£m)	21.0	20.1
Portfolio purchased and committed (£m)	224.8	187.2

* excludes deferred tax and revaluation gains on property.

** excludes deferred tax.

Ten Year Summary of Key Performance Indicators

Accounts for the period to 30 June	UK GAAP calculations								IFRS calculations		
	1997	1998	1999	2000	2001	2002	2003	2004	2004	2005	2006
Net assets (£m)	16.3	17.1	18.4	20.4	23.9	29.9	37.9	49.9	39.7	57.1	71.3
Net asset value per share (p)											
– basic	102.0	107.0	117.4	129.7	152.5	181.3	226.8	274.7	218.8	251.9	314.5
– diluted	102.0	107.0	115.8	125.0	142.2	164.6	200.6	243.7	200.0	246.6	305.1
Increase in net asset value per share (p)											
– basic	3.9	5.0	10.4	12.3	22.8	28.8	45.5	47.9	N|A	33.1	62.6
– diluted	3.9	5.0	8.8	9.2	17.2	22.4	36.0	43.1	N|A	46.6	58.5
Closing portfolio including development loans and finance leases (£m)	12.2	23.3	39.0	51.8	63.5	80.1	96.3	131.1	131.1	167.1	203.8
Annualised rent roll (£m)	1.1	1.7	2.9	4.3	5.0	6.2	6.9	8.4	8.4	10.0	11.3
Profit before taxation (£m)	0.7	1.1	1.0	1.2	1.6	2.0	2.2	2.5	N|A	19.4	18.4
Earnings per share (p)											
– basic	3.3	5.3	6.6	7.1	9.1	11.3	11.8	13.9	N|A	59.1	70.3
– diluted	3.3	5.3	6.6	7.0	8.7	10.4	10.8	12.8	N|A	55.4	67.7
Interim and final dividend per share (p)	3.2	5.6	6.0	7.0	8.0	9.0	10.0	11.0	11.0	12.0	13.5
Total return per share (p)											
– basic	7.1	10.6	16.4	19.3	30.8	37.8	55.5	59.0	N|A	45.1	76.1
– diluted	7.1	10.6	14.8	16.2	25.2	31.4	46.0	54.0	N|A	58.6	72.0
Market price per share at 30 June (p)	103.5	98.0	104.0	116.5	149.0	180.0	179.0	245.0	245.0	310.5	404.0
Movement in Investment Property Databank ("IPD") Index*†	100	107.6	110.8	117.8	118.6	119.4	122.7	132.5	100.0	110.4	127.2
Movement in diluted net asset value per share*	100	104.9	113.5	122.5	139.4	161.4	196.7	238.9	100.0	123.3	152.6

* Rebased to 100 at 30 June 1997 (UK GAAP) and rebased to 100 at 30 June 2004 (IFRS).

† Capital return

The figures for the year 2004 and thereafter have been adjusted for IFRS due to the fact that the Group was only required to apply IFRS from 1 July 2004 and it is not considered practical to restate figures prior to 2004.

Chairman's Statement

In common with most public companies in the United Kingdom, this is the first time that the full year results for Primary Health Properties PLC have been prepared using International Financial Reporting Standards ("IFRS"). Accordingly, the Group's results for the comparative periods have been restated.

As reported at the Interim stage, this change of accounting basis has no effect on the underlying business performance or strategy of the Group.

This was another year of substantial progress for the Group. The Group's profit after taxation for the year ended 30 June 2006 totalled £15.9m (2005: £12.7m), an increase of 25%. Adjusted for the revaluation surplus and the deferred taxation charge, profits for the period were £3.8m (2005: £2.8m). Profit before tax for the year ended 30 June 2006 totalled £18.4m (2005: £19.4m), a marginal decrease – largely caused by increased administration and financing costs.

Adjusted diluted earnings per share were 16.5p*, 34% higher than the 12.3p* reported for the previous year.

The Board has recommended a final dividend of 6.75p per Ordinary Share for declaration by Shareholders at the Annual General Meeting, which, together with the Interim dividend, makes a total of 13.5p per Share for the year, an increase of 12.5% over the 12.0p paid in respect of the previous year.

The year end valuation of the property portfolio carried out by Lambert Smith Hampton has resulted in a revaluation surplus of £15.0m for the year. To this must be added the £0.4m surplus generated from the sale, in the second half, of our properties in Charlotte Street, London and Newcastle. Of this £15.4m, £7.8m was accounted for at the Interim stage. The adjusted diluted net asset value per Share has risen by 23% to 392.4p** from 320.2p** per Share, reflecting both rental increases and current yields in the market.

Rent reviews during the year have again performed well and, together with new deliveries, helped increase our year end rent roll from £10.0m to £11.3m, an increase of 13%.

Purchases of properties during the year amounted to £27.5m and commitments at the year end totalled £20.9m. Our portfolio, including commitments, was £225m at 30 June 2006, an increase of £38m from £187m at the previous year end.

The table below sets out the portfolio as at 30 June 2006:

	30 June 2006 £m	30 June 2005 £m
Investment properties	197.5	160.0
Properties in the course of development	2.1	2.3
Total investment properties	199.6	162.3
Development loans (including accrued interest)	1.7	2.3
Finance leases	2.5	2.5
Total owned and leased	203.8	167.1
Deposit paid	0.1	0.4
Committed	20.9	19.7
Total owned, leased and committed	224.8	187.2

Expansion during the year has been financed by further drawings on our committed medium term finance facilities. Since the end of the financial year we have agreed a further increase of £25m in our banking facilities. With these resources we believe we can grow our total portfolio to £385m.

Chairman's Statement (continued)

We have continued to monitor our exposure to interest rates and have entered into several new swap arrangements both before the year end and shortly thereafter. As a result of this and previous activity, for the year to 30 June 2007 we have covered approximately 82% of our exposure to interest rates, which falls to 62% for the years 2016 to 2026 at an average rate before margin of 4.75%.

As we informed you at the Interim stage, the Board has decided that the expense of a scrip dividend scheme is no longer justified and has made alternative arrangements, with Capita IRG Trustees Limited, to offer a dividend reinvestment scheme for Shareholders who wish to receive their dividend as Shares. A letter explaining the Dividend Reinvestment Scheme, together with its terms and conditions and an application form, will be posted to Shareholders with this Annual Report.

As at the date of this statement, the PHP Share Plan has 34 members holding 76,355 Shares. Further details can be found on page 89 of the Annual Report, the Company's website www.phpgroup.co.uk and at http://www.capitaregistrars.com/php.

The Board has considered the legislation contained in this year's Finance Act concerning the introduction of REITs and has reviewed the draft regulations currently being finalised. It is the Board's current intention to ask Shareholders to approve conversion of the Company into a REIT and the process involves the Company applying to HM Revenue & Customs for REIT status, making changes to the Articles of Association and may affect the taxation of income and gains of the Company's Shareholders. A circular will be posted to Shareholders at the appropriate time.

The market for Primary Care has remained very competitive. Administrative and funding deficits have affected the rate at which new projects are being approved by the NHS. However our strong links with a number of developers mean that we have a strong forward pipeline. The recent White Paper foresees more activity in Primary Care including the transfer of 5% of the NHS budget into the Primary Care Sector. The arrival of REITs next year is expected to further enhance investor interest in the healthcare property market.

The portfolio, at the date of this report, has 78 properties with a further 5 contracted for delivery during the next 12 months and 1 contracted for completion by August 2007. The portfolio has performed well in both capital and income terms and we believe that the prospects for investment in the sector, with its long lease lengths and good quality covenants, make the portfolio attractive.

Paul Sandford, who has been with us since March 2001, resigned as a Director on 27 July 2006. The Board thanks him for his valuable contribution and services to the Company.

The Group is well positioned to add further to its portfolio of investments in the coming year.

G A Elliot, Chairman
20 September 2006

* excludes deferred tax and revaluation gains on property.

** excludes deferred tax.

Managing Director's Report

Property Portfolio

The table in the Chairman's Statement sets out the development of our portfolio during the year under review. We took delivery of twelve new developments (2005: eight new developments) and entered into a further seven development commitments (2005: twelve development commitments). At the year end the portfolio, when commitments are included, reached £224.8m (2005: £187.2m).

Portfolio Purchases during the Year

The Group completed the purchases of a number of properties during the year, details of which are set out below:

Property	Acquisition Cost £m	Occupational Tenants
Alma Street Medical Centre, Stockton-on-Tees	1.8	Doctors Practice
Birchgrove Surgery, Cardiff	1.6	Doctors Practice and Pharmacy
Hednesford Valley Health Centre	2.8	Doctors Practice and Pharmacy
Haddenham Medical Centre	2.3	Doctors Practice and Pharmacy
Wolverhampton Road Surgery, Stafford	1.3	Doctors Practice
Teams Medical Practice, Gateshead	2.1	Doctors Practice and Pharmacy
Broxbourne Medical Centre	2.1	Doctors Practice
Kirton Medical Centre	2.1	Doctors Practice and Pharmacy
Blackthorn Health Centre, Hamble	3.2	Doctors Practice, Pharmacy and Dental Suite
Mawsley Medical Centre	2.0	Doctors Practice
Churchfield Medical Centre, Luton	4.6	Doctors Practice and Pharmacy
Rainbow Medical Centre, St Helens	1.6	Doctors Practice and Pharmacy
TOTAL	27.5	

Property Disposals during the year

As mentioned in the Chairman's Statement, the Group disposed of two properties during the year, both to special purchasers at prices above their investment values. The properties were valued at £6.8m at 30 June 2005 revalued to £7.3m at December 2005 and disposed of in March 2006 for £7.7m, realising a gain of £0.4m.

The properties were:
Scotswood House, Newcastle
James Pringle House, Charlotte Street, London W1

Revaluation

As reported in the Chairman's Statement, the portfolio valuations have resulted in an uplift of £15.0m which has been incorporated into the Balance Sheet, giving a closing property investment valuation (including finance leases) of £203.8m. This increase amounted to 66.1p per Share on an undiluted basis and 61.8p per Share on a fully diluted basis. The valuation surplus reflects the impact, during the year, of our successful rent reviews. There has also been a further hardening of investment yields during the year. Notwithstanding this and an increased number of players in the market, the Group has a good pipeline of investments.

Managing Director's Report (continued)

Portfolio Rental Levels

The average rent for medical centres across the whole portfolio is approximately £162 per square metre ('psm') (2005: £158 psm). The average rent on accommodation let to the NHS (either directly or through the Doctors Rent and Rates Scheme) is approximately £157 psm (2005: £154 psm) and the average pharmacy rent is approximately £220 psm (2005: £213 psm). The weighted average length of time to the next review is 1.8 years across the portfolio.

Tenancy Split by Floor Area

The chart below indicates tenancy split by floor area (psm):


GPs
83%
Other
1%
Pharmacy
6%
PCTs
10%

Rent Reviews

The Group completed a number of rent reviews during the year and there are a number of reviews outstanding that we expect to see resolved during the coming year. The results of the reviews completed during the year added £136,000 to our rent roll. There are further reviews due from the past year which amount to some £1.94m of rent passing. We have accounted for an amount based on expected outcomes. The chart on page 10 shows the timing of reviews across our portfolio. The pace of reviews is now picking up as more evidence is presented through the market and more premises go through the review process. The average increase in rent as a percentage of passing rent over the three year review process has been 11% equating to 3.39% per annum.

Managing Director's Report (continued)

Finance and Interest Rate Hedging

Bank borrowings increased from £88.8m to £112.8m during the year, of which the amounts shown in the table below have been hedged as swap contracts at an average weighted cost rate of 4.89% (2005: 5.08%) (excluding the lenders' margins).

During the period a number of interest rate swaps have been entered into extending the maturity and quantum of the Group's cover under hedging arrangements as shown below.


£m
100
80
60
40
20
0
92.5
90
85
82.5
82.5
85
89.9
90
90
92.5
70
70
70
70
70
70
70
70
70
70
2007/2008
2008/2009
2009/2010
2010/2011
2011/2012
2012/2013
2013/2014
2014/2015
2015/2016
2016/2017
2017/2018
2018/2019
2019/2020
2020/2021
2021/2022
2025/2026
Year

The bar chart above shows the level of fixed rate financing for each of the next twenty financial years from hedging swaps.

Portfolio Characteristics

Users

The pie chart below shows the percentage of our portfolio by rent roll derived from each of our major tenant classes, GPs, PCTs, Health Authorities, pharmacy operators and others. Some 99% (2005: 99%) of our rent roll comes directly or indirectly from the NHS, GPs, PCTs and pharmacy operators.

Covenant Analysis by Annual Rent


GPs
82%
Other
1%
Pharmacy
8%
PCTs
7%
Health Authorities
2%

Managing Director's Report (continued)

Length of Leases

Two diagrams below show the length of lease by lease expiry and percentage of today's passing rent. A third diagram reflects security of income by term certain. The pie chart indicates that some 95% (2005: 92%) of the lease income has more than 15 years unexpired, whilst the security of the income diagram shows the rental cash flow as a percentage of the year end rent roll, ignoring any increases and any lease renewals during the subsequent periods. This shows that by year 15 the Group would still be receiving 94% of its current income.

Analysis of Annual Rent by Term Unexpired


More than 20 years
52%
15 - 20 years
43%
6 - 15 years
5%

Security of Income by Lease Expiry


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage of Total Income as at 30 June 2006
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
Years from 30 June 2006

Managing Director's Report (continued)

Security of Income by Term Certain


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage of Total Income as at 30 June 2006
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Years from 30 June 2006

Geographical Spread

The pie chart below shows the percentage of the portfolio by rent roll derived from each of the NHS regions.

Annual Rent by Region


South East 28%
East Midlands 12%
West Midlands 19%
North West 10%
Yorkshire and Humberside 7%
North 2%
Scotland 7%
Wales 4%
London 10%
South West 1%

Forthcoming Rent Reviews

The bar chart below shows the annual amount of rent falling due for review in each of the next 3 years.

Rent Reviews by Annual Rent


4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
£m
2.986
3.349
3.793
2006/2007
2007/2008
2008/2009
Year

Managing Director's Report (continued)

The Primary Care Market

The last year has seen continued development of the Government's NHS LIFT programme. So far, a handful of projects have been completed and it is interesting to note that since the NHS LIFT programme started at the beginning of 2001, we have completed the purchase of over 30 schemes totalling around £67m. Of these, 19 schemes (approximately £42m) were six months or more from going on site at the start of 2001. To the best of our knowledge, there are 12 NHS LIFT buildings open to the public and whilst there are expected to be more opening over the next few months, it is our view that it has not been the most effective approach to solving the lack of investment in deprived areas.

Both within LIFT, and outside the LIFT remit, available premises funding for new Primary Care Schemes is being carefully controlled. The Government's perceived desire to see Primary Care as the cornerstone of a modern NHS is undermined by the lack of premises funding reaching the front line. However, the advent of Practice Based Commissioning and Alternative Providers of Medical Services ('APMS') will allow PCTs and GP Practices to be far more innovative in sourcing funding streams and we believe that this is an exciting time for Primary Care as a whole.

Throughout the country, demand for new medical centres continues. There is more cohesion within PCTs to see the Primary Care framework evolved and to take the lead in estates strategy to improve health service delivery in the local health economy.

Increased competition in the marketplace for new purpose built medical facilities has made these types of investment more attractive and has driven purchase yields down. This has a positive effect on the existing portfolio, but means new acquisitions are more costly and we must continue to purchase properties where we believe there to be good long term growth prospects. During the year we bid for two portfolios of Primary Care Centres, but due to the increased interest from other investors the price was pushed above what we considered to be their intrinsic worth and therefore we withdrew our bids.

We have continued to add value to properties in the portfolio by negotiating new lease terms and refurbishing premises. For example, during the year we successfully negotiated a substantial extension in building area and a new lease term at our Droitwich property which was originally purchased in 1997.

Future Prospects

There are a great number of changes occurring within Primary Care and pharmacy relating to the structure and organisation of the sector – including the introduction of Practice Based Commissioning and the opening up of the sector to private operators through APMS. In addition, competition is increasing through the entry of new participants. Although, in the short term this may lead to delays in approval of new projects, we remain confident that the need to renew the Primary Care estate remains a top Government priority and that the Group has a good pipeline of deals to complete over the next 12 months.

In the meantime, our existing portfolio continues to perform very well and we are working hard to add value from rent reviews and lease re-gearings.

Harry Hyman
Managing Director

20 September 2006

Directors and Managers

Directors

Graeme Elliot*†, aged 64, Non-Executive Chairman. Appointed February 1996. Mr Elliot was formerly executive vice chairman of Slough Estates PLC prior to which he held senior positions at Rio Tinto Plc. He is a director of a number of public companies.

Harry Hyman, aged 50, Managing Director. Appointed February 1996. Mr Hyman is the founder and Managing Director of Nexus Structured Finance Limited, the holding company for a group of companies engaged in the provision of independent advice and financial services to organisations operating in the public and private sectors with particular emphasis on health and property, of which Nexus PHP Management Limited is a subsidiary. He is also a non-executive director of a number of other companies including General Medical Clinics Plc and Royal London UK Income & Equity Trust Plc.

Martin Gilbert*†, aged 51, Non-Executive Director. Appointed May 1996. Mr Gilbert is chief executive of Aberdeen Asset Management PLC. Clients of its wholly-owned subsidiary Aberdeen Asset Managers Limited hold 7.14% of the issued share capital of Primary Health Properties PLC. He is chairman of the group's operating subsidiaries. He is also chairman of FirstGroup PLC, Chaucer PLC and a director of a number of investment trusts.

William Hemmings, aged 41, alternate to Martin Gilbert. Appointed March 2000. Mr Hemmings is the Head of Investment Companies with Aberdeen Asset Management PLC.

James Hambro, aged 57, Non-Executive Director. Appointed February 1996. Mr Hambro is chairman of J O Hambro Capital Management Group Limited and its subsidiaries and corporate entities, including J O Hambro Capital Management Limited, Company Secretary. He is also a director of Singer and Friedlander AIM 3 VCT PLC and Hansteen Holdings PLC.

Dr Ian Rutter O.B.E*†, aged 53, Non Executive Director. Appointed to the Board and as a Member of the Audit Committee on 22 September 2005. He has been a General Practitioner for 24 years with the Westcliffe Practice in Shipley, Yorkshire previously First Wave and Total Purchasing Practice. At present he is working on secondment as a clinical adviser in the Policy Unit of the Department of Health. He was until January 2006 Chief Executive of North Bradford PCT, a Three Star Trust having previously won the Prime Minister's Award for excellence and which won the PCT of the Year in 2005. Former Joint Chief Executive Officer of Airedale PCT and North Bradford PCT, he has also worked as an associate of the Prime Minister's Delivery Unit and has worked at a senior level within the Department of Health and on committees such as Payment by Results. Dr Rutter retains an ongoing clinical commitment and was made O.B.E. for Services to Medicine in January 2000 in recognition of his contribution to general practice and numerous national organisations.

* member of the Audit Committee and member of the Engagement Committee.

† Independent.

Managers

Nexus PHP Management Limited ('NPM') identifies suitable properties and negotiates the terms of purchase of those properties and provides property management services on behalf of the Company. It provides the services of the Managing Director. The Nexus Group of companies offers financial and management consultancy advice to NHS Trusts and other organisations in all aspects of financial and healthcare matters.

J O Hambro Capital Management Limited ('JOHCML') (a wholly owned subsidiary of J O Hambro Capital Management Group Limited) provides administrative and accounting services to the Company and is Company Secretary. The Group, through its four FSA authorised corporate entities, provides investment management services to investment trusts, venture capital trusts, open ended investment companies, hedge funds and other funds. JOHCML is authorised and regulated by the Financial Services Authority.

Group Report of the Directors

This Report of the Directors includes the Report of the Directors of Primary Health Properties PLC and the Report of the Directors of the Company and its subsidiaries (the "Group").

Results and Dividends

The profit for the financial year ended 30 June 2006 after taxation amounted to £15,937,000 (2005: £12,674,000). The Directors recommend the declaration of a final dividend of 6.75p per share (2005: 6.0p) and, accordingly, a resolution will be put to the Annual General Meeting on 16 November 2006 to declare a final dividend, in respect of the year ended 30 June 2006, payable on 22 November 2006, to Shareholders on the register at the close of business on 6 October 2006.

As described in the Chairman's Statement in the Interim Report for the six months ended 31 December 2005, a Dividend Reinvestment Scheme has replaced the scrip dividend scheme allowing those Shareholders who wish to do so the opportunity to reinvest their cash dividend in shares. A letter explaining this scheme together with terms and conditions and an application form is posted to Shareholders with this Annual Report.

Principal Activity

The principal activity of the Company and its subsidiaries is the generation of rental income and capital growth through its interests in primary health care property in the United Kingdom. The Company's Ordinary Shares are admitted to the Official List of the UK Listing Authority, a division of the Financial Services Authority.

Review of the Business and Future Activities

The business of the Company and the Group is property holding.

The Chairman's Statement on pages 4 and 5, and the Managing Director's Report on pages 6 to 11 contain a fair review of the business and an indication of future developments, as required by section 234ZZB of the Companies Act 1985 and which are incorporated in this report by reference.

Page 3 of this report gives a ten year summary of Key Performance Indicators of the Company.

On 12 June 2006, the intention, subject to the finalisation of the Government's proposed Real Estate Investment Trust legislation, regulations made under that legislation and any changes to the UK Listing Authority Listing Rules, to convert to a real estate investment trust at the earliest opportunity was announced. The Real Estate Investment Trust legislation and Regulations have yet to be published. A circular will be sent to Shareholders at the appropriate time.

Purchase of own ordinary shares

The Company was granted authority from Shareholders at the Annual General Meeting held on 15 November 2005, to purchase up to 10% of its Ordinary Shares. This authority was not used during the year or in the period up to 20 September 2006. The Board intends to seek the approval of Shareholders to renew the authority at this year's Annual General Meeting. Companies are permitted to hold any shares repurchased as treasury shares rather than such shares being cancelled. The Board has no current intention to hold purchased shares as treasury shares.

Details of this and other resolutions comprising the special business to be put before the Annual General Meeting can be found in the explanatory notes on pages 17 to 18.

Issued Share Capital

During the year, 24,942 Ordinary Shares of 50 pence each were issued, arising in respect of the scrip dividend alternative in respect of the final dividend for the year ended 30 June 2005.

Group Report of the Directors (continued)

Group Objectives, Policies and Strategies in Respect of Financial Instruments

Treasury Activities and Policies

The Group's treasury operations are co-ordinated and managed in accordance with policies and procedures approved by the Board. They are designed to mitigate the financial risks faced by the Company and the Group, which primarily relate to funding, liquidity, interest rate exposure, property and gearing.

The Group's financial instruments comprise bank borrowings, interest rate swaps, investments in finance leases, development loans and some cash and other items such as trade debtors and creditors that arise directly from its operations. The Group's policy is not to engage in trades of a speculative nature.

Further details of financial instruments are given in note 18 to the financial statements. The Board reviews and agrees policies for managing each of the above mentioned risks. These are summarised below:

(i) *Interest Rate Risk*

The Group finances its operations through called up share capital, retained profits and bank borrowings. The Group then uses interest rate swaps to manage its exposure to interest rate fluctuations. At the year end 75% of the Group's borrowings were at fixed rates after taking account of interest rate swaps (see note 18 of the financial statements).

(ii) *Liquidity Risk*

The Group prepares an annual plan which is approved by the Board which sets out the Group's expected financing requirements for the next 12 months. At the year end the maturity analysis of the Group's facilities was as follows:

	Amount	*Maturity*
Bank borrowings	£125m	2013
Bank borrowings	£10m	364 days

At the year end there was £102.0m drawn under the 2013 bank facility with The Royal Bank of Scotland and £10.8m drawn under the Allied Irish Banks p.l.c. facility.

Shortly after the year end, the facility was extended by £25m, under the same terms.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans. The Group's policy is to have a majority of borrowings maturing in more than twelve months. The Company has negotiated an option to extend its ability to convert all of its term facilities into longer term finance that would mature in 2022, under a new agreement signed with the lender on 20 September 2006.

(iii) *Borrowings*

The bank borrowings are secured by a fixed and floating debenture over the assets and income streams of the Company.

(iv) *Property Risk*

The leases entered into by the Group's tenants are on terms such that the tenant is responsible for fully repairing and insuring the buildings.

(v) *Gearing*

The maximum gearing currently available to the Group permitted under the Articles of Association is 75% of gross assets.

Group Report of the Directors (continued)

Notified Shareholdings

As at 20 September 2006 the following interests in the Ordinary Shares of the Company have been notified to the Company pursuant to sections 198 to 208 of the Companies Act 1985:

	No of Shares	% of Issued Share Capital
Clients of Aberdeen Asset Managers Limited	1,618,140	7.14
Nexus Structured Finance Limited*	990,700	4.37

* Connected person of Mr H A Hyman.

Mr Gilbert is Chief Executive of Aberdeen Asset Management PLC, the holding company of Aberdeen Asset Managers Limited.

Directors

Biographical details for all Directors in office at the date of this report are included on page 12. During the year Dr Rutter was appointed a Director on 22 September 2005 and Professor Pietroni retired from the Board at the Annual General Meeting held on 15 November 2005. Mr Dalgliesh resigned as a Director on 3 February 2006 and Mr Sandford resigned as a Director on 27 July 2006.

In accordance with provision A.7.2 of the Combined Code Messrs. Elliot, Gilbert and Hambro are subject to annual election and accordingly a resolution to re-elect them will be put to the Annual General Meeting and is included in the Notice of Annual General Meeting on page 87.

The Chairman and other members of the Board recommend that the Directors retiring be re-elected. The Chairman has confirmed that all Directors retiring and seeking re-election have been subject to performance evaluation and as part of this evaluation the Chairman confirms that they continue to demonstrate commitment to their role and in his view continue to fulfil their functions responsibly. The other members of the Board have evaluated the performance of the Chairman and recommend his re-election.

Directors' Interests

The interests of the Directors, holding office at the year end, in the share capital of the Company (all of which are beneficial unless otherwise stated) as at 30 June 2006 and 30 June 2005 or date of appointment (if later) are set out below:

	30 June 2006 Ordinary Shares of 50p	30 June 2005 or date of appointment (if later) Ordinary Shares of 50p
G A Elliot	5,000	5,000
M J Gilbert	–	–
W J C Hemmings: (alternate to M J Gilbert)	1,422	1,069
J D Hambro	20,000	10,000
H A Hyman	38,218	36,342
H A Hyman (non-beneficial)	990,700	990,700
P Sandford (non-beneficial) (resigned 27 July 2006)	1,267,800	1,775,000
I P Rutter (appointed 22 September 2005)	–	–

At the date of this report, Mr Hyman's interest was 38,490 Ordinary Shares and Mr Hemmings' interest was 1,490 Ordinary Shares.

Group Report of the Directors (continued)

Mr M J Gilbert is the chief executive of Aberdeen Asset Management PLC and a director of Aberdeen Asset Managers Limited, its wholly owned subsidiary. Clients of Aberdeen Asset Managers Limited are interested in 7.14% of the issued share capital of the Company.

Save as disclosed above, there were no changes in the above interests between 30 June and 20 September 2006, being the date of this report.

Details of Directors' remuneration are included in the Directors' Remuneration Report on pages 24 and 25, and in note 4 of the financial statements.

Directors' Interests in Contracts

Save as disclosed below, no contract existed during the year in relation to the Company's business in which any Director was materially interested.

The Company has a Management Agreement with NPM for the provision of certain services in relation primarily to the purchase and monitoring of the Group's properties and with JOHCML for the provision of certain administrative and accounting services, the appointment of the Company Secretary and the appointment of Messrs Hyman and Hambro as Directors, terminable on two years' written notice, further details of which are set out in the Related Party transactions paragraph below, and in note 28 to the financial statements. The Management Agreement was updated and renewed by the Board and a revised Management Agreement was signed on 17 July 2000. The Management Agreement dated 17 July 2000 was novated to NPM on 14 February 2005. Mr Hyman is a director of NPM and a director and shareholder of Nexus Structured Finance Limited, of which NPM is a wholly owned subsidiary. Mr Hambro is chairman of and an indirect shareholder of JOHCML. Messrs. Hyman and Hambro are therefore deemed to have an interest in the above contract.

Related Party Transactions

The Management Agreement dated 14 March 1996, was revised and amended on 17 July 2000 and novated to Nexus PHP Management Limited ("NPM") on 14 February 2005, between the Company (1), NPM (2) and JOHCML (3) whereby the Company appointed JOHCML to provide certain administrative and accounting services including acting as Company Secretary and appointed NPM for the purpose of identifying and selecting properties and negotiating and finalising the purchase and finance terms in relation thereto and also to monitor the properties. In addition, the agreement provides that NPM and JOHCML jointly provide certain advisory services to the Company and NPM shall provide the services of the Managing Director of the Company. During the term of the agreement, NPM and JOHCML each have the continuing right to appoint and remove one person as a Director of the Company and receive Directors' fees per annum (plus VAT) in respect of the services of such Director, as amended from time to time. The Joint Managers have undertaken to give the Company the right of first refusal on any purchases or leasing transactions in the primary health sector, which is offered to either Joint Manager as principal. The Management Agreement is terminable by not less than two years' notice in writing (other than in circumstances of default). NPM and JOHCML are paid a quarterly fee (exclusive of Value Added Tax) equal to 0.55 per cent. per annum (less £5,000 per annum) and 0.45 per cent. (plus £5,000 per annum) respectively of the first £50 million of the gross assets (and thereafter at 0.4125 per cent. and 0.3375 per cent. respectively) of the gross assets of the Company subject to a minimum payment of £120,000 per annum, the first £100,000 of which in each year is paid to NPM.

Group Report of the Directors (continued)

Management Options

Pursuant to a Management Option Agreement between the Company, JOHCML and NPMS, dated 17 September 2003, NPMS and JOHCML were granted options to subscribe for 1,120,000 and 480,000 Ordinary Shares respectively, at a price of 171 pence per Ordinary Share. On 14 February 2005, the Management options granted to NPMS were transferred to NPM.

These management options are exercisable at any time between 31 March 2006 and 31 March 2013 other than during a Prohibited Period and only if:

(a) the relevant Joint Manager has remained as an adviser to the Company from the date of the New Management Options until the relevant exercise date; and

(b) the latest published audited financial statements of the Company show the basic net asset value per share (adding back all gross dividends paid on each share) has increased since the date that the New Management Options were granted at a rate in excess of the equivalent of a compound annual rate of seven per cent.

Save as disclosed above, no Director was party to or had an interest in any contract or arrangement with the Company at any time during the year.

Creditor Payment Policy

It is the Group policy to settle suppliers' accounts in accordance with their individual terms of business. As at 30 June 2006 the Group had £2,604,000 of trade creditors representing 61 creditor days (2005: £3,227,000 and 46 days).

Annual General Meeting

The Annual General Meeting of the Company shall be held on 16 November 2006 at 10.30am in the Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB. The Notice of Annual General Meeting is set out on pages 87 and 88. Resolutions 1 to 7 set out in the Notice are concerned with the Ordinary Business customarily transacted at Annual General Meetings.

Explanatory Notes for the Special Business at the Annual General Meeting

Resolution 8 – Renewal of Directors' Authority to Allot Shares

The authority given to the Directors at the last Annual General Meeting to allot shares expires at the conclusion of this year's meeting. Resolution 8 will renew the authority to allot shares of the Company on similar terms as in previous years. If Resolution 8 is passed, the Directors will have the authority to allot shares up to the aggregate nominal amount of £3,779,620 representing one third of the current issued share capital. This authority will expire at the next Annual General Meeting of the Company or, if earlier, 15 months after the passing of this resolution. The Directors have no present intention of exercising the authority (if renewed) to allot the shares but reserve the right to allot the shares at any time.

Resolution 9 – Renewal of Directors' Authority for the Disapplication of Pre-emption Rights

The authority given to Directors to disapply pre-emption rights expires at the Annual General Meeting. Resolution 9 will renew the disapplication of pre-emption rights thereby authorising the Directors to allot equity securities up to a maximum aggregate renewal amount of £566,943 representing 1,133,885 Ordinary shares of 50p each, being equivalent to 5% of the current issued share capital, without first offering such securities to existing Shareholders.

Group Report of the Directors (continued)

Resolution 10 – Renewal of Authority to Purchase Company's Own Shares

The authority for the Company to purchase a maximum of 2,267,771 Ordinary Shares in the market, representing 10% of the issued share capital expires at the forthcoming Annual General Meeting. It was not used during the current year nor in the period up to 20 September 2006 and Resolution 10 on page 88 renews this authority for a further year. The Directors intend to exercise this authority only when, in the light of market conditions prevailing at the time and taking into account investment opportunities, appropriate gearing levels and the overall financial position, they believe that the effect of such purchases will be to increase the underlying value per share having regard to the best interests of Shareholders generally. Shares will not be bought at a price of less than 50 pence each being the nominal value of each share nor more than 5% above the average middle market price of the shares over the preceding five business days nor will they be purchased during periods when the Company would be prohibited from making such purchases. Purchases will be made within guidelines set by the Board and using available reserves. Ordinary Shares purchased will be cancelled and the number of shares in issue reduced accordingly.

Share Service

The Company offers a share service allowing a flexible and convenient way to start or add to a shareholding in the Company. It is operated by Capita IRG Trustees Limited. For further details please see the Shareholder Information on pages 89 and 90 and the Company's website.

Auditors

A resolution to re-appoint Ernst & Young LLP (and set their remuneration) as the Company's Auditors will be proposed at the forthcoming Annual General Meeting.

So far as the Directors in office at the date of the signing of this Report of the Directors are aware, there is no relevant information of which the auditors are unaware and each such Director has taken all reasonable steps to make himself aware of any relevant audit information and to establish that the auditors are aware of that information.

By Order of the Board

J O Hambro Capital Management Limited
Company Secretary

20 September 2006

Registered Office:
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB

Registered in England No. 3033634

Corporate Governance

The Combined Code Principles of Good Governance and Code of Best Practice (the 'Code').

The UK Listing Authority Listing Rules require all listed companies to disclose how they have applied the principles and complied with the provisions of the Code. The Group is committed to high standards of corporate governance and is accountable to its Shareholders for the governance of its affairs. This statement describes how the Group has applied the principles throughout the year under review. In accordance with the concept of "comply or explain", any areas of non-compliance are explained below.

The Board

Graeme Elliot chairs the Company's Board. He met the independence criteria set out in the Code at the time of his appointment. His current significant other appointments are as a Director of Ferbico, AMH Investments and Volta Investments. The Code sets out that the Chairman, on appointment, met the independence criteria set out in Code provision A.2.2 but thereafter the test of independence is not appropriate in relation to the Chairman. The Board does not consider that his outside appointments detract from his commitment as Chairman of the Company. Pursuant to the Management Agreement dated 14 March 1996 Harry Hyman is designated as the Company's Managing Director. He is also Managing Director of one of the Joint Managers – Nexus PHP Management Limited. The Chairman and Managing Director roles are separate. The Chairman chairs the Board, leads the non-executive Directors and ensures their engagement and contribution. The Chairman also reviews the individual performance of each of the non-executive Directors. The Managing Director and the Joint Managers carry on the day-to-day business in line with the Board's delegated authority and the Management Agreement. With the Company Secretary, the Chairman ensures that the Board is kept properly informed, is consulted on all matters reserved to it and that any decisions are made in a timely manner. The Board consists of five Directors, three of whom are considered by the Board to be independent in character and judgement. The Board considers the Independent Directors to be the Chairman, Martin Gilbert and Dr Ian Rutter. The Board works well as a whole and comprises a wide range of qualities and expertise to bring to any debate. The Directors' biographies demonstrate a breadth of investment, commercial and professional experience. The Board has reviewed its composition as a whole and considers that, due to the named Directors' personal experience and skills, they make a useful contribution to the Board. The Board has a rigorous and transparent procedure for Board appointments. A tailored induction programme is provided for Non-Executive Directors on appointment, co-ordinated by the Company Secretary following guidelines issued by the Institute of Chartered Secretaries and Administrators. The Board has considered the need to appoint a senior independent Director as required by the Code provision A.1.2 but believes that this is not necessary given the size of the Board and as the majority of the Directors, including the Chairman, are deemed independent by the Board.

All members of the Board participate in discussing strategy, performance, financial and risk management and Board Meetings are structured to facilitate open debate. All Directors have access to the advice and services of the Company Secretary, J O Hambro Capital Management Limited, which is responsible for ensuring that the Board procedures are complied with and advising the Board on governance matters. The Board has resolved that Directors may seek independent professional advice at the Company's expense in the furtherance of their duties as Directors. No Director made use of this facility during the year. Although Directors have no service contracts, letters of appointment are in place for the non executive Directors providing for termination on not less than three months' written notice. The terms of the Management Agreement, described in the Report of the Directors on page 16 also provides for the appointment of the Managing Director and James Hambro. In accordance with the Articles of Association any Director who has been appointed by the Board, either to fill a casual vacancy or as an additional Director, holds office only until the following Annual General Meeting when a resolution in respect of their reappointment is put to the Annual General Meeting. Subsequently one third of the Directors retire and offer themselves for re-election at the Annual General Meeting. Dr Rutter was appointed by the Board on 22 September 2005, and was re-elected by shareholders at the Annual General Meeting held on 15 November 2005. In accordance with Code provision A.7.2 Martin Gilbert, the Chairman and James Hambro who have all served for a period longer than 9 years are subject to annual election. Accordingly, resolutions are included in the Notice of the Annual General Meeting on pages 87 and 88. All Directors including those standing for re-election have been appraised.

Corporate Governance (continued)

Role and Operation of the Board

The principal task of the Board is to formulate strategy and to monitor and control operating and financial performance in pursuit of the objectives of the Company. It has a schedule of matters reserved to it.

Four Board meetings were held during the year ended 30 June 2006.

	No. of Board Meetings – (4)	No. of Audit Committees – (4)
G A Elliot	4	4
H A Hyman	4	N/A
J D Hambro	3	N/A
M J Gilbert (alternate W J C Hemmings)	3	3
P Sandford (resigned 27 July 2006)	4	3
Dr I P Rutter (appointed 22 September 2005)	4	2
Professor P C Pietroni (retired 15 November 2005)	1	1
A D S Dalgliesh (resigned 3 February 2006)	1	N/A

The Board is assisted by its Committees. The Board has established a Standing Committee delegating authority and laying down procedures to deal with the implementation of Board decisions, routine business and to deal with any urgent items arising between scheduled Board Meetings not requiring debate. The Chairman with the Joint Managers regularly discusses Company matters in between scheduled Board Meetings. J O Hambro Capital Management Limited is the Secretary to each of these Committees. The Audit Committee's role is to ensure the probity of the financial statements and robustness of the financial, operational, compliance controls and systems of risk management relied on by the Company. The Board's Remuneration Committee determines appropriate levels of remuneration for Directors. The Board acts as the Nominations Committee, meets as and when deemed necessary to consider any requirement for new Directors and to discharge its role in nominating any new Directors to the Board and to consider succession planning. Each Committee has its own terms of reference and these are available on request from the Company Secretary.

Board Evaluation

A questionnaire on Board performance was circulated to all Directors. The Chairman discussed Board evaluation with each Director and with the Board as a whole. The results of these discussions were then reviewed by the Board. Continuing Board appointment is contingent on satisfactory performance and re-election by the shareholders at Annual General Meetings. Each Director discussed his performance with the Chairman. The non-executive Directors evaluated the performance of the Chairman.

The Audit Committee

The Board is supported by an Audit Committee which comprises all of the independent non-executive Directors. The Audit Committee is responsible for the review of the accounting policies followed, the annual report and the interim report, the nature and scope of the external audit, their findings, the terms of appointment of the auditors and the provision of any non-audit services. It also meets with representatives of the Joint Managers and receives reports on the quality and effectiveness of the accounting records and the management information maintained on behalf of the Company.

Report of the Audit Committee

The Audit Committee met representatives of the Joint Managers four times this year, who reported on the proper conduct of business in accordance with the regulatory environment in which both the Company and the Joint Managers operate and the changes required by the International Financial Reporting Standards (IFRS's). The Company's Auditors also attended the Committee at its request once in the year and commented on their work procedures, the quality and effectiveness of the Company's accounting procedures and their findings in relation to the Company's statutory audit. The responsibilities of the Audit Committee include review of the effectiveness of the internal control environment, accounting policies, the Auditors'

Corporate Governance (continued)

appointment and remuneration. The Audit Committee is authorised to take such independent professional advice (including legal advice – no use of this facility was made during the year) and to secure the attendance of any external advisers with relevant experience it considers necessary. The Audit Committee considers that the Committee as a whole has the relevant and recent financial experience required to carry out its duties and does not consider it appropriate to rely on any one member with financial expertise as stipulated by Code provision C.3.1.

The Audit Committee is satisfied that the Auditors are independent. The Audit Committee considers that the Auditor's objectivity and independence is not impaired by the performance by the auditors of any non-audit services and may engage other firms to provide such services if it deems appropriate. The Audit Committee's terms of reference include the adoption and review of a policy on the engagement of the auditors to supply non-audit services. The non-audit services provided by the auditors during the year were routine tax compliance work and IFRS.

The Audit Committee is chaired by the Chairman. The Audit Committee met four times during the year to review adoption of IFRS, the interim and annual financial statements and to review reports and hold discussions with the Joint Managers. In carrying out its duties during the year, the Audit Committee has considered, inter alia, the budget for the year, the internal control reports, the risk management framework and the effectiveness of the external audit process, the independence and objectivity of the external auditors, the audit plan and audit reports, audit fees, and the corporate governance report. As part of the Board evaluation process the work of each Committee has been evaluated.

The Audit Committee considers annually the need for an Internal Audit function and its recommendation to the Board. The Audit Committee continues to consider that it is not appropriate for the Company to have an Internal Audit function as it has no employees other than its Directors and relies on the services of third party service providers.

Engagement Committee

The Engagement Committee comprising the non-executive Directors is responsible for the regular review of the terms of the management contract with the Joint Managers. The Committee reviews the terms, including fees and other remuneration payable to Nexus PHP Management Limited and J O Hambro Capital Management Limited set out on page 16 of the Annual Report and in note 4 on page 41 of the financial statements, on a regular basis. Details of the options granted to the Managers are set out in the Report of Directors on page 17.

Directors' Remuneration

The Board as a whole agree Directors' remuneration and the current fees of £15,000 for Directors and £20,000 for the Chairman were agreed in April 2005. (Previous fees of £12,500 for Directors and £17,500 for the Chairman were set in April 2002.) The remuneration of the Directors is disclosed in the Directors' Remuneration Report on pages 24 and 25. The Company has not complied with Code principle B.1.4 and disclosed the amount of fees received by the Managing Director in respect of his non-executive director appointments since this information is not deemed relevant. The Directors' fees payable to Messrs Hambro and Hyman are paid to JOHCML and NPM respectively. The Company has not complied with Code principle B.2.1 as the Board fulfills the functions of the Remuneration Committee which the Board consider is appropriate to the Company.

Shareholder Relations

The Company, through the Joint Managers, has regular contact with its institutional Shareholders. The Board supports the principle that the Annual General Meeting be used to communicate with private Shareholders and encourages them to attend and participate. The Annual General Meeting is attended by the Chairman who is also the Chairman of the Audit Committee. The Notice of General Meeting sets out the business of the meeting on pages 87 and 88. The special business is also explained fully in the Explanatory Notes on pages 17 and 18. Separate resolutions are proposed for each substantive issue at its Annual General Meeting, the Company complies with the provisions of the Code relating to disclosure of proxy votes and the separation of resolutions.

Corporate Governance (continued)

The Company arranges for the Annual Report to be posted to the shareholders so as to allow at least 20 working days for consideration prior to the Annual General Meeting.

Accountability and Audit

The Board's responsibilities with regard to the financial statements and a statement of going concern are set out below. The Independent Auditors' Report is on pages 26 and 27.

Internal Control

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. The Board has reviewed the effectiveness of the system of internal control which has been in operation throughout the year and to the date of the Annual Report. The Board believes, that although robust, the Group's system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. Therefore any system can provide only reasonable and not absolute assurance against material misstatement or loss.

The Board believes that the key risks identified and the implementation of an ongoing system to identify, evaluate and manage these risks are based upon and relevant to the Group's business as a property holding company. The on-going risk assessment process is regularly reviewed and is in accordance with Turnbull guidelines. It includes consideration of the scope and quality of the systems of internal control adopted by the service providers and ensures regular communication of the results of monitoring by third parties to the Board. Any incidence of significant control failings or weaknesses that have been identified and the extent to which they have resulted in unforeseen outcomes or contingencies that may have a material impact on the Company's performance or conditions are reported to the Board.

The Company does not have an internal audit function nor does the Board consider it appropriate as it uses third party service providers and does not have any employees.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future. They have therefore adopted the going concern basis in preparing these accounts.

Statement of Directors' responsibilities in respect of the consolidated financial statements

The Directors are responsible for preparing the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards (IFRS) adopted by the European Union.

The Directors are required to prepare financial statements for each financial year that present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those financial statements, the Directors are required:

- to select suitable accounting policies and then apply them consistently;
- to present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- to provide additional disclosure when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance; and
- to state that the company has complied with IFRS, subject to any material departures disclosed and explained in the financial statements.

Corporate Governance (continued)

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 as amended and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that they have complied with these requirements and, having a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, continue to adopt the going concern basis in preparing the financial statements.

Directors' Remuneration Report

The Board has prepared this report in accordance with the requirements of the Companies Act 1985 and the Listing Rules. An ordinary resolution for the approval of this report will be put to the Members at the forthcoming Annual General Meeting. This is an advisory vote only.

The law requires your Company's Auditors to audit certain of the disclosures provided. Where disclosures have been audited, they are indicated as such. The Auditors' opinion is included in their report on pages 26 and 27.

Role and Composition

The Board as a whole agrees Directors' remuneration and discharges the responsibilities of the Remuneration Committee. No Director participates in discussions on his own remuneration. A Remuneration Committee has not been formed due to the size of the Board. The Board seeks to attract and retain the right calibre of people.

Directors' Remuneration

The fees payable to Directors are agreed by the Board following the recommendation of the Chairman of the Board and with the assistance of independent external advice on comparable organisations and appointments, as required. Directors' fees are determined by the Board subject to the limits set out in the Company's Articles of Association. Directors' fees are currently £15,000 for Directors and £20,000 for the Chairman. These fees were increased with effect from 1 April 2005.

Remuneration of Directors (Audited)

	Year ended 30 June 2006	Year ended 30 June 2005
	£	£
G A Elliot (Chairman)	20,000	18,125
H A Hyman (Managing Director)	15,000	13,125
J D Hambro	15,000	13,125
M J Gilbert	15,000	13,125
P C Pietroni (retired 15 November 2005)	7,500	13,125
P Sandford (resigned 27 July 2006)	15,000	13,125
A D S Dalgliesh (resigned 3 February 2006)	8,917	13,125
I P Rutter (appointed 22 September 2005)	11,583	–
	108,000	96,875

The remuneration of Directors can also be found in Note 4 of the financial statements on pages 41 and 42.

The fees in respect of Mr Hambro's services are paid to JOHCML. Mr Hambro is an indirect shareholder of JOHCML. The fees in respect of the services of Mr Hyman are paid to NPM. The relationship of these Directors to the Joint Managers is described in the Related Party transactions paragraph on page 16 and below. No Director receives any benefits in kind.

Service Contracts

No Director has a service contract nor are they appointed for a specific term of office. The Management Agreement dated 14 March 1996, as amended and updated on 17 July 2000 and novated on 14 February 2005, provides for the appointment of Messrs Hambro and Hyman as Directors, the appointment of Mr Hyman as Managing Director and the payment of Directors' fees. There are letters of appointment in place for all Directors except Messrs Hambro and Hyman which provide for three months' notice. No compensation is payable for loss of office.

Directors' Remuneration Report (continued)

Company's Performance

The following graph compares, over a five year period, the total Shareholder return on the Company's Shares with the property index used as a key performance indicator on page 3 of this Annual Report.



180
160
140
120
100
80
60
40
20
0
% change
30/06/01
30/12/01
30/06/02
30/12/02
30/06/03
30/12/03
30/06/04
30/12/04
30/06/05
30/12/05
30/06/06
PHP Closing Mid Price Adjusted for Dividends
Investment Property Databank Index

Source: Investment Property Databank UK Annual Index.

The Investment Property Databank UK Annual Index ('IPD') is an index established over 20 years ago and is the IPD flagship index in terms of the number of properties and length of historic coverage. At the end of 2005, 11,000 properties covered by the Annual Index were valued at £147 billion, equivalent to 45% of the UK investment market. The UK annual index tracks the three market sectors (namely office, retail and industrial) since 1971.

For the year ended 30 June 2006, the highest and lowest mid-market price of the Company's Ordinary Shares was 429.5p and 311.0p respectively.

This report was approved by the Board on 20 September 2006 and signed by G A Elliot, Chairman.

Independent Auditors' Report

to the members of Primary Health Properties PLC

We have audited the Group financial statements of Primary Health Properties PLC for the year ended 30 June 2006 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Changes in Shareholders' Equity and the related notes 1 to 30. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Parent Company financial statements of Primary Health Properties PLC for the year ended 30 June 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the information given in the Report of the Directors is consistent with the financial statements. The information given in the Report of the Directors includes that specific information presented in the Chairman's Statement and Managing Director's Report that is cross referred from the Review of the Business section of the Report of the Directors.

We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's Statement, the Managing Director's Report and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Independent Auditors' Report

to the members of Primary Health Properties PLC (continued)

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion :

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 June 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Report of the Directors is consistent with the Group financial statements.

Ernst & Young LLP
Registered Auditor London

20 September 2006

Group Income Statement

for the year ended 30 June 2006

	Notes	30 June 2006 £'000	30 June 2005 £'000
Rental income		10,850	9,339
Finance lease income		281	274
Rental and related income	2	11,131	9,613
Net valuation gain on property portfolio		14,997	16,602
Net gain on disposal of property	10	401	–
Administrative expenses		(2,689)	(2,207)
Operating profit	4	23,840	24,008
Finance income	5	258	278
Finance costs	6	(5,695)	(4,899)
Profit on ordinary activities before taxation		18,403	19,387
Current taxation	7	465	–
Deferred taxation	7	(2,931)	(6,713)
Taxation expense		(2,466)	(6,713)
Profit for the period*		15,937	12,674
Earnings per share – basic	8	70.3p	59.1p
– diluted	8	67.7p	55.4p
Adjusted earnings per share – basic	8	17.1p	13.0p
– diluted	8	16.5p	12.3p
Increase in net asset value per share – basic	25	62.6p	33.1p
– diluted	25	58.5p	46.6p
Total return per share – basic	26	76.1p	45.1p
– diluted	26	72.0p	58.6p

* Wholly attributable to equity holders of Primary Health Properties PLC.

* From continuing operations.

Group Balance Sheet

as at 30 June 2006

	Notes	30 June 2006 £'000	30 June 2005 £'000
Non current assets			
Investment properties	*10*	199,569	162,311
Development loans	*10*	1,712	2,310
Net investment in finance leases	*12*	2,492	2,504
Derivatives	*18*	1,415	–
		205,188	167,125
Current assets			
Trade and other receivables	*13*	1,470	1,655
Net investment in finance leases	*12*	12	19
Cash and cash equivalents	*14*	3,973	1,112
		5,455	2,786
Total assets		210,643	169,911
Current liabilities			
Trade and other payables	*15*	(5,070)	(5,499)
Derivatives	*18*	(74)	–
Corporation tax	*16*	(181)	(681)
		(5,325)	(6,180)
Non current liabilities			
Term loan	*17*	(112,800)	(88,800)
Deferred taxation	7	(21,193)	(17,860)
		(133,993)	(106,660)
Total liabilities		(139,318)	(112,840)
Net assets		71,325	57,071

Group Balance Sheet (continued)

as at 30 June 2006

	Notes	30 June 2006 £'000	30 June 2005 £'000
Equity			
Share capital	19	11,339	11,326
Share premium	21	12,022	11,952
Capital reserve	22	1,618	1,618
Cashflow hedging reserve	23	939	–
Retained earnings	24	45,407	32,175
Total equity*		71,325	57,071

Net asset value per share – basic	25	314.52p	251.94p
– diluted	25	305.06p	246.60p
Adjusted net asset value per share – basic	25	407.97p	330.78p
– diluted	25	392.35p	320.24p

These financial statements were approved by the Board of Directors on 20 September 2006 and signed on its behalf by:
G A Elliot, Chairman

* Wholly attributable to equity holders of Primary Health Properties PLC.

Group Statement of Changes in Net Equity

for the year ended 30 June 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
30 June 2005 (as restated)	11,326	11,952	1,618	–	32,175	57,071
Opening adjustment to reserves for IAS 39 (see notes 23 and 30)	–	–	–	(1,292)	–	(1,292)
As restated 1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the period	–	–	–	–	15,937	15,937
Transfer to income statement on cash flow hedge	–	–	–	238	–	238
Income and expense recognised directly in equity:						
Gains on cashflow hedges taken to equity	–	–	–	2,949	–	2,949
Deferred tax on cashflow hedges taken to equity	–	–	–	(956)	–	(956)
Total recognised income and expense for the period	–	–	–	2,231	15,937	18,168
Issue of shares	13	74	–	–	–	87
Issue expenses	–	(4)	–	–	–	(4)
Share based payment charge	–	–	–	–	185	185
Dividends paid and declared:						
Final dividend for the year ended 30 June 2005 (6.0p)	–	–	–	–	(1,359)	(1,359)
Interim dividend for the year ended 30 June 2006 (6.75p)	–	–	–	–	(1,531)	(1,531)
30 June 2006	11,339	12,022	1,618	939	45,407	71,325
1 July 2004	9,074	7,459	1,618	–	21,553	39,704
Profit for the period	–	–	–	–	12,674	12,674
Total recognised income and expense for the period	–	–	–	–	12,674	12,674
Issue of shares	2,252	4,813	–	–	–	7,065
Issue expenses	–	(320)	–	–	–	(320)
Share based payment charge	–	–	–	–	245	245
Dividends paid and declared:						
Final dividend for the year ended 30 June 2004 (5.5p)	–	–	–	–	(998)	(998)
Interim dividend for the year ended 30 June 2005 (6.0p)	–	–	–	–	(1,299)	(1,299)
30 June 2005	11,326	11,952	1,618	–	32,175	57,071

Group Cash Flow Statement

for the year ended 30 June 2006

	30 June 2006 £'000	30 June 2005 £'000
Operating activities		
Group operating profit before financing costs and financing income	23,840	24,008
Adjustments to reconcile group operating profit to net cash flows from operating activities		
Less: Revaluation gains on property	(14,997)	(16,602)
Less: Gains on disposal of property	(401)	–
Plus: Share based payment expense	185	245
Increase in trade and other receivables	(54)	(158)
Increase in trade and other payables	212	240
Cash generated from operations	8,785	7,733
Interest received from developments	219	267
Taxation paid	(34)	–
Net cash flow from operating activities	8,970	8,000
Investing activities		
Receipts from disposal of investment properties	7,711	–
Payments to acquire investment properties	(25,770)	(17,451)
Development loans advanced	(2,612)	(2,550)
Bank interest received	47	33
Property deposits paid	–	(393)
Net cash flow used in investing activities	(20,624)	(20,361)
Financing activities		
Ordinary share issue (net of expenses)	(4)	2,680
Proceeds from term bank loan	24,000	16,590
Interest paid	(6,678)	(4,275)
Equity dividends paid	(2,803)	(2,231)
Net cash flow from financing activities	14,515	12,764
Increase in cash and cash equivalents for the period	2,861	403
Cash and cash equivalents at start of period	1,112	709
Cash and cash equivalents at end of period (note 14)	3,973	1,112

Notes to the Financial Statements

1 Accounting policies

Basis of preparation and statement of compliance

The Group's financial statements for the year ended 30 June 2006 were approved by the Board of the Directors on 20 September 2006 and the Balance Sheets were signed on the Board's behalf by the Chairman, Mr Elliot (see page 30). Primary Health Properties PLC is a public limited company incorporated and domiciled in England & Wales. The Company's Ordinary Shares are admitted to the Official List of the UK Listing Authority, a division of the Financial Services Authority, and traded on the London Stock Exchange.

For the year ended 30 June 2006 the Group has prepared consolidated financial statements under 'International Financial Reporting Standards' ('IFRS') as adopted by the European Union as they apply to the financial statements of the Group for the year ended 30 June 2006 applied in accordance with the Companies Act 1985.

This is the first year in which the Group has prepared its financial statements under IFRS and the comparatives have been restated from UK Generally Accepted Accounting Practice ('UK GAAP') to comply with IFRS. The Group issued a press release in November 2005 incorporating its preliminary IFRS financial statements for 2004 and the reconciliations to IFRS from the previously published UK GAAP financial statements are summarised in note 29.

The accounting policies which follow set out those policies which apply in preparing the financial statements for the year ended 30 June 2006.

The Group's transition date for the adoption of IFRS is 1 July 2004. The provisions of IFRS 2 'Share based payments' have been applied in respect of grants of equity instruments after 7 November 2002. IAS 32 and IAS 39 have been applied prospectively from 1 July 2005 as per note 29, and therefore have not been applied to the comparative information, which is prepared under UK GAAP.

Convention

The financial statements are presented in Sterling rounded to the nearest thousand.

Basis of consolidation

The Group's financial statements consolidate the financial statements of Primary Health Properties PLC and its wholly owned subsidiary undertakings as at 30 June each year. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. The financial statements of the subsidiary undertakings are prepared for the accounting reference period ending 30 June each year using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from them, are eliminated.

Investment properties

The Group's completed properties are held for long-term investment. Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition investment properties are stated at fair value based on a professional valuation made as of each reporting date. The fair value of investment property does not reflect future capital expenditure that will improve or enhance the property and does not reflect future benefits from this future expenditure.

Gains or losses arising from changes in the fair value of investment properties are included in the Income Statement in the year in which they arise.

Notes to the Financial Statements

1 Accounting policies (continued)

Investment properties cease to be recognised for accounting purposes when they have been disposed of. Any gains and losses arising are recognised in the Income Statement in the year of disposal.

Development loans

The Group has entered into development loan agreements with third party developers in respect of certain primary health care properties under development. These loans are repayable at the option of the developer at any time. The Group has entered into contracts to purchase the properties under development when they are completed in accordance with the terms of the contracts. The loans are repayable by the developers in the event that the building work is not completed in accordance with the purchase contracts. Interest is charged under the terms detailed in the respective development agreements and taken to the Income Statement in the year in which it accrues.

Properties held for, or in the course of, development

Properties held for, or in the course of, development are included in the consolidated Balance Sheet at cost or, on redevelopment if originally held as an investment property, at the previous valuation together with subsequent costs.

Provision is made, if necessary, to reduce the carrying value of properties held for development and in the course of development to the recoverable amount.

Impairment of assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the Income Statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the Income Statement unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Segmental reporting

The Directors are of the opinion that the Group is engaged in a single segment of business, being investment in primary health care property in the United Kingdom leased principally to GPs, Primary Care Trusts, Health Authorities and other associated health care users.

Notes to the Financial Statements (continued)

Income

Revenue is recognised to the extent that it is probable that the benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, VAT and other sales taxes or duty. The following criteria must also be met before revenue is recognised.

Rental income

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term.

Interest income

Revenue is recognised as interest accrues (using the effective interest method, that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.)

Dividends

Revenue is recognised when the Group's right to receive payment is established.

Trade and other receivables

Trade receivables, which generally have a 30–90 day term, are recognised and carried at the lower of their original invoiced value and recoverable amount. Where the time value of money is material, receivables are carried at amortised cost. Provision is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and short term deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand, which form an integral part of the Group's cash management, are included as a component of cash and cash equivalents for the purpose of the Group cash flow statement.

Trade and other payables

Trade payables, which generally have a term of 15–30 days, are recognised and carried at their invoiced value inclusive of any VAT that may be applicable.

Bank loans and borrowings

All loans and borrowings are initially measured at fair value less directly attributable transaction costs. After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest method.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Taxation

Taxation on the profit or loss for the year comprises current and deferred tax. Taxation is recognised in the Group Income Statement except to the extent that it relates to items recognised as direct movements in equity, in which case it is also recognised as a direct movement in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the Balance Sheet date, and any adjustment to tax payable in respect of previous years.

Notes to the Financial Statements (continued)

Deferred tax is provided on all temporary differences at the Balance Sheet date between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes with the following exceptions:

- where the temporary differences arise from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised.

Deferred tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realised or liability is settled, based on tax rates and laws enacted or substantively enacted at the Balance Sheet date.

The basis of calculating deferred tax depends on whether the value is expected to be achieved through sale or use in the business. Since the Group's intention is to recover through use and ultimately to realise the value of the properties through sale, the deferred tax is calculated taking into account indexation relief.

Financial instruments

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains and losses on investments held for trading are recognised in income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

De-recognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is de-recognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-though' arrangement; or
- the Group has transferred its right to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Notes to the Financial Statements (continued)

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities

A financial liability is de-recognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Derivative financial instruments

The Group uses derivative financial instruments, such as interest rate swaps, to hedge its risks associated with exposure to interest rate fluctuations and the resulting variability in cash flows.

From 1 July 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains and losses arising from changes in the fair value of the derivatives that do not qualify for hedge accounting are taken to the Income Statement. The treatment of gains and losses arising from revaluing derivatives designated as hedging instruments is, as follows:

For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in the Income Statement. Amounts taken to equity are transferred to the Income Statement when the hedged transaction affects the Income Statement, such as when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If a forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs and are transferred to the Income Statement or to the initial carrying amount of a non-financial asset or liability as above. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Under IFRS 1 the Group has taken advantage of the exemption that allows first time adopters to not restate comparative information on derivatives. Thus comparative information is prepared in accordance with UK GAAP, under which the values of derivatives are not required to be brought on to the Balance Sheet. The Group has adopted IAS 32 and IAS 39 prospectively from 1 July 2005 under which interest rate swap contracts are accounted for as cash flow hedges with their fair value stated in the Group's Balance Sheet at the year-end.

Notes to the Financial Statements (continued)

Dividends payable to shareholders

Dividends proposed by the Board of Directors and unpaid at the period end are not recognised in the financial statements until they have been approved by Shareholders at the Annual General Meeting.

As the individual financial statements of Primary Health Properties PLC and each of its subsidiary undertakings will continue to be prepared under UK GAAP and Dutch GAAP as appropriate, the introduction of IFRS will not affect the distributable reserves available to the Group.

Leases – Group as a lessor

Assets leased out under operating leases are included within investment properties and rental income, including the effect of lease incentives, is recognised on a straight line basis over the lease term.

Where the Group transfers substantially all the risks and benefits of ownership of the asset, the arrangement is classified as a finance lease and a receivable is recognised for the initial direct costs of the lease and the present value of the minimum lease payments. As payments fall due, finance income is recognised in the Income Statement so as to achieve a constant rate of return on the remaining net investment in the lease. Interest income on finance leases is restricted to the amount of interest actually received.

Share based payments

Share based payments are measured at fair value at the date of grant with an equivalent amount charged over the vesting period to the Income Statement. The fair value has been calculated using a derivative pricing model known as the Black-Scholes formula using assumptions deemed to be consistent with the price that one might expect the incentive to have if it were traded in the markets.

Equity settled transactions

The cost of equity-settled transactions is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the Joint Managers becomes fully entitled to the award. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

At each Balance Sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and the best estimate of the achievement or otherwise of non-market conditions and the number of equity instruments that will ultimately vest or, in the case of an instrument subject to a market condition, be treated as vesting as described above. The movement in cumulative expense since the previous Balance Sheet date is recognised in the Income Statement, with a corresponding entry in equity.

New standards and interpretations not applied

During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements, which have not been applied:

Notes to the Financial Statements (continued)

New standards and interpretations not applied (continued)

International Accounting Standards (IAS / IFRS)		Accounting periods commencing after (Effective date)
IFRS 1	Amendment relating to IFRS 6	1 January 2006
IFRS 4	Insurance Contracts (Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts)	1 January 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	1 January 2006
IFRS 6	Amendment relating to IFRS 6	1 January 2006
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 19	Amendment – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
IAS 39	Fair Value Option	1 January 2006
IAS 39	Amendments to IAS 39 – Transition and Initial Recognition of Financial Assets and Financial Liabilities (Day 1 profits)	1 January 2006
IAS 39	Cash Flow Hedge Accounting	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	1 January 2006

International Financial Reporting Interpretations Committee (IFRIC)		Effective date
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	1 December 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006
IFRIC 10	Interim Financial Reporting and Impairment	1 November 2006

The adoption of these standards and interpretations will have no material impact upon the Group's financial statements in the period of initial application.

Significant accounting estimates and judgements

The preparation of the Group financial statements requires management to make a number of estimates and judgements. These estimates and judgements affect the reported amounts of assets and liabilities. Estimates and assumptions may differ from future actual results. The estimates and assumptions that are considered most critical and that have a significant inherent risk of causing a material adjustment to the carrying amounts of assets and liabilities are :

Estimates

Taxation

Judgement is required in determining the provision for the deferred tax liabilities. The actual tax effects of certain transactions relating to investment properties can be uncertain for a considerable period of time, requiring estimation of the related current and deferred tax provisions.

Notes to the Financial Statements (continued)

Fair value of investment properties

The market value of a property is deemed, by the independent property valuers, to be the estimated amount for which a property should exchange, on the date of valuation, in an arms length transaction. Properties have been valued on an individual basis, envisaging that they will be sold individually over time. Allowances are made to reflect the purchaser's costs of professional fees and stamp duty.

In accordance with Appraisal and Valuation Standards, factors taken into account are current market conditions, annual rentals, state of repair, ground stability, contamination issues and fire, health and safety legislations.

Judgements

Leases

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties, which are leased out on operating leases. In addition, the Group has entered into a number of finance lease arrangements where it has determined that it has transferred substantially all the risks and rewards incidental to ownership.

Share based payments

The Group has used judgement in determining the fair value of the share-based payments on the date of grant as an option-pricing model was used which required assumptions to be made regarding a number of highly complex and subjective variables.

2 Rental and related income

Turnover comprises rental income and finance lease income receivable on property investments in the UK, which is exclusive of VAT. Turnover is derived from one business segment.

3 Segmental reporting

The Group operates under one business segment and one geographical segment being investment in primary health care property within the United Kingdom.

Notes to the Financial Statements (continued)

4 Group operating profit is stated after charging	Year ended 30 June 2006 £'000	Year ended 30 June 2005 £'000
Management fees (i)	1,505	1,218
Directors' fees (ii)	108	97
Property management fees	65	58
Bank non-utilisation fees	78	59
Bank charges and loan commitment fees	17	–
Auditors' remuneration* – for audit services	71	34
– for taxation services	60	53
– for IFRS advice	20	–
Professional fees	174	42
Property expenses in connection with vacant properties	4	4

* All of which applies to the Parent Company.

(i) JOHCML, a wholly owned subsidiary of J O Hambro Capital Management Group Limited, and Nexus PHP Management Limited ('NPM'), a subsidiary of Nexus Structured Finance Limited, act as Joint Managers to the Company. Management fees are 1% of the first £50 million of the gross assets of the Group and 0.75% thereafter, measured at the year end.

The management fee calculated and payable for the period to 30 June was as follows:

	Year ended 30 June 2006 £'000	Year ended 30 June 2005 £'000
J O Hambro Capital Management Limited ('JOHCML')	682	553
Nexus PHP Management Limited† ('NPM')	823	287
Nexus Property Management Services Limited† ('NPMS')	–	378
	1,505	1,218

† NPMS novated to NPM on 14 February 2005.

JOHCML is also Company Secretary.

As at 30 June 2006, £60,000 of management fees payable to JOHCML was outstanding (2005: £48,000), and £3,000 was payable to NPM (2005: £12,000).

Notes to the Financial Statements (continued)

4 Group operating profit is stated after charging (continued)

	Year ended 30 June 2006 £'000	Year ended 30 June 2005 £'000
(ii) Directors' fees:		
Total fees	108	97

There were no employee costs, other than for the Directors listed below.

(iii) Remuneration of Directors:

	Year ended 30 June 2006 £	Year ended 30 June 2005 £
Mr G A Elliot (Chairman)	20,000	18,125
Mr H A Hyman (Managing Director)	15,000	13,125
Mr J D Hambro	15,000	13,125
Mr M J Gilbert	15,000	13,125
Professor P C Pietroni (retired 15 November 2005)	7,500	13,125
Mr P Sandford (resigned 27 July 2006)	15,000	13,125
Mr A D S Dalgliesh (resigned 3 February 2006)	8,917	13,125
Dr I P Rutter (appointed 22 September 2005)	11,583	–

The Directors' fees for Mr H A Hyman and Mr A Dalgliesh were paid to NPM. Mr Hyman's family interests are the controlling shareholder of NPM. The Company also paid to NPM £65,000 (2005: £58,000) property management fees shown on page 41.

Professor Pietroni retired from the Board on 15 November 2005, and it was agreed, by the Board, that he should be paid up to and including 31 December 2005.

Dr Rutter was appointed to the Board on 22 September 2005.

Mr Dalgliesh resigned from the Board on 3 February 2006.

Mr Sandford resigned on 27 July 2006.

The Director's fees for Mr J D Hambro were paid to JOHCML. Mr J D Hambro is also chairman of J O Hambro Capital Management Group Limited and an indirect shareholder of JOHCML.

Notes to the Financial Statements (continued)

5 Finance income

	Year ended 30 June 2006 £'000	Year ended 30 June 2005 £'000
Bank interest	50	33
Development loan interest	208	245
	258	278

6 Finance costs

	Year ended 30 June 2006 £'000	Year ended 30 June 2005 £'000
Convertible Loan Stock interest	–	42
Bank term loan interest	5,452	4,749
Bank overdraft interest	5	–
Bank swap interest	238	108
	5,695	4,899

7 Taxation

(a) Tax charge in the Group Income Statement	2006 £'000	2005 £'000
The tax charge is made up as follows:		
Current tax		
UK corporation tax	181	–
Adjustments in respect of prior year	(646)	–
	(465)	–
Deferred tax		
Origination and reversal of temporary differences	3,940	5,816
Adjustments in respect of prior year	(1,009)	897
	2,931	6,713
Tax charge in the Group Income Statement	2,466	6,713

Notes to the Financial Statements (continued)

7 Taxation (continued)

	2006 £'000	2005 £'000
Tax charge to equity		
Deferred tax		
Net charge on revaluation of cashflow hedge	402	–
Tax charge to equity	402	–
Split as follows:		
Opening adjustment to reserves for IAS 39 (see note 23)	(554)	–
Movement in the year	956	–
	402	–

(b) **Factors affecting the tax charge for the year**

The tax assessed for the period is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2006 £'000	2005 £'000
Profit before taxation	18,403	19,387
Profit multiplied by the standard rate of corporation tax in the UK of 30% (2005: 30%)	5,521	5,816
Effects of:		
Non deductible expenses	57	74
Adjustment in respect of current tax of prior year	(646)	–
Adjustment in respect of deferred tax of prior year	(1,009)	1,422
Deferred tax – Indexation relief on investment properties	(1,323)	(599)
Other differences	(10)	–
Losses utilised	(124)	–
Total tax charged for the year reported in the Group Income Statement	2,466	6,713

(c) **Deferred tax**

The deferred tax included in the Balance Sheet is as follows:

	2006 £'000	2005 £'000
Deferred tax liability		
Accelerated capital allowances	6,186	4,561
Revaluation gains on investment properties	14,605	13,299
Revaluation of cashflow hedge	402	–
	21,193	17,860

Notes to the Financial Statements (continued)

7 Taxation (continued)	2006 £'000	2005 £'000
The deferred tax included in the Group Income Statement is as follows:		
Accelerated capital allowances	1,625	909
Revaluation gains on investment properties	1,306	5,804
Provision for deferred tax	2,931	6,713

8 Earnings per share

The calculation of earnings per share is based on the following:

	As at 30 June 2006			As at 30 June 2005		
	Net profit attributable to Ordinary Shareholders £'000	Ordinary Shares number	Per Share pence	Net profit attributable to Ordinary Shareholders £'000	Ordinary Shares number	Per Share pence
Basic earnings per share	15,937	22,667,946†	70.3	12,674	21,459,735†	59.1
Option conversion*	–	861,960		–	549,187	
Convertible Loan Stock Conversion**	–	–		42	926,276	
Diluted earnings per share	15,937	23,529,906	67.7	12,716	22,935,198	55.4

† Weighted average number of Ordinary Shares in issue during the year.

* Excess of the total number of potential Shares on option exercise over the number that could be issued at fair value as calculated in accordance with International Accounting Standard No. 33: Earnings per share.

** The total number of Shares arising on conversion of the Convertible Loan Stock.

Notes to the Financial Statements (continued)

8 **Earnings per share (continued)**

Adjusted earnings per share for the year ended 30 June 2006

	As at 30 June 2006			As at 30 June 2005		
	Net profit attributable to Ordinary Shareholders £'000	Ordinary Shares number	Per Share pence	Net profit attributable to Ordinary Shareholders £'000	Ordinary Shares number	Per Share pence
Basic earnings per share	15,937	22,667,946†	70.3	12,674	21,459,735†	59.1
Adjustments to remove:						
Deferred tax charge	2,931	–		6,713	–	
Net valuation gains on valuation of property	(14,997)	–		(16,602)	–	
Adjusted basic earnings per share	3,871	22,667,946	17.1	2,785	21,459,735	13.0
Option conversion*	–	861,960		–	549,187	
Convertible Loan Stock Conversion**	–	–		42	926,276	
Adjusted diluted earnings per share	3,871	23,529,906	16.5	2,827	22,935,198	12.3

† Weighted average number of Ordinary Shares in issue during the year.

* Excess of the total number of potential Shares on option exercise over the number that could be issued at fair value as calculated in accordance with International Accounting Standard No. 33: Earnings per share.

** The total number of Shares arising on conversion of the Convertible Loan Stock.

9 **Dividends paid and declared**

	2006 £'000	2005 £'000
Final dividend for the year ended June 2005 6.0p (2005: June 2004 5.5p)	1,359	998
Interim dividend for the year ended June 2006 6.75p (2005: June 2005 6.0p)	1,531	1,299
	2,890	2,297

A dividend proposed by the Board, for declaration by Shareholders at the Annual General Meeting on 16 November 2006 to be paid for the year ended 30 June 2006 is 6.75p per Ordinary share (2005: 6.00p per Ordinary share), amounting to a total of £1,531,000 (2005: £1,359,000).

Notes to the Financial Statements (continued)

10 Investment properties, properties in the course of development and development loans

As at 30 June 2006

	Properties in the course of development £'000	Investment properties freehold/ feuhold £'000	Investment properties long leasehold £'000	Development loans £'000	Total £'000
As at 1 July 2005	2,243	141,213	18,855	2,310	164,621
Additions at cost	16,173	3,194	7,005	2,601	28,973
Disposals at revalued cost	–	(4,013)	(3,297)	–	(7,310)
Transfer from properties in the course of development upon completion	(16,290)	15,999	291	–	–
Transfer from development loans upon completion	–	2,866	333	(3,199)	–
Revaluation for the year	–	12,524	2,473	–	14,997
As at 30 June 2006	2,126	171,783	25,660	1,712	201,281

As at 30 June 2005

	Properties in the course of development £'000	Investment properties freehold/ feuhold £'000	Investment properties long leasehold £'000	Development loans £'000	Total £'000
As at 1 July 2004	2,633	106,903	15,730	3,346	128,612
Additions at cost	16,500	376	3	2,528	19,407
Transfer from properties in the course of development upon completion	(16,890)	16,890	–	–	–
Transfer from development loans upon completion	–	3,564	–	(3,564)	–
Revaluation for the year	–	13,480	3,122	–	16,602
As at 30 June 2005	2,243	141,213	18,855	2,310	164,621

Development loans are only held by the Company. Figures shown include accrued interest on development loans, amounting to £90,000 (2005: £101,000). Interest is charged between 1.1% and 1.5% above Bank of England Base rate.

Notes to the Financial Statements (continued)

10 **Investment properties, properties in the course of development and development loans (continued)**

Properties have been independently valued at fair value by Lambert Smith Hampton ("LSH"), chartered surveyors and valuers, as at the Balance Sheet date in accordance with IAS 40: Investment Property. LSH confirm that they have valued the properties in accordance with the Practice Statements in the RICS Appraisal and Valuation Standards. The valuers are appropriately qualified and have sufficient market knowledge and relevant experience of the location and category of investment property and have had full regard to market evidence when determining the values.

The historical cost of properties held by the Group including properties in the course of development was £138.2 million (2005: £115.04 million).

Property disposals during the year	2006	2005
	£'000	£'000
Net proceeds of sale	7,711	–
Less: carrying value	(7,310)	–
Realised gain on disposal of property	401	–

11 **Investments**

The subsidiaries of the Company are stated below:

Subsidiary	*Principal activity*	*Proportion of voting rights and shares held*
Primary Health Investment Properties Limited (PHIP)	Property investment	100%
Primary Health Investment Properties (No. 2) Limited (PHIP No. 2)	Property investment	100%
Primary Health Investment Properties (No. 3) Limited (PHIP No. 3)	Property investment	100%
Primary Health Investment Properties B.V.* (PHIPBV)	Property investment	100%
Primary Health Investment Properties (No. 3) B.V.* (PHIP No. 3 BV)	Property investment	100%

* Incorporated in the Netherlands, registered office in England.

All of the principal subsidiaries are directly held, with the exception of PHIPBV and PHIP (No. 3) BV which are held 25% by the parent (PHP PLC) and 75% by PHIP/PHIP No. 3 respectively.

12 Net investment in finance leases	30 June 2006	30 June 2005
	£'000	£'000
Amounts due in more than five years	2,436	2,452
Amounts due between one and five years	56	52
Amounts due in less than one year	12	19
	2,504	2,523

Notes to the Financial Statements (continued)

12 Net investment in finance leases (continued)

There were no additions to finance leases during the years ended 30 June 2006 or 30 June 2005.

	2006 £'000	2005 £'000
Gross investment in finance leases	2,721	2,721
Less: unearned financial revenues	(217)	(198)
Present value of future minimum lease payment receivables	2,504	2,523

13 Trade and other receivables

	2006 £'000	2005 £'000
Trade receivables	195	167
VAT recoverable	14	–
Prepayments	751	716
Property purchase deposits paid and property lease extension costs deferred	510	772
	1,470	1,655

14 Cash and cash equivalents

	2006 £'000	2005 £'000
Cash held at bank	3,973	1,112

There is no overdraft facility in place.

Bank interest is earned at floating rates depending upon the bank deposit rate. Short term deposits may be made for varying periods of between one day and one month dependent upon available cash and the forthcoming cash requirements of the Group. These deposits earn interest at various short term deposit rates.

15 Trade and other payables

	2006 £'000	2005 £'000
Rents received in advance	2,466	2,184
VAT payable	–	88
Trade and other payables	2,604	3,227
	5,070	5,499

16 Tax payable

	2006 £'000	2005 £'000
Corporation tax payable	181	681
	181	681

Notes to the Financial Statements (continued)

17 **Term loan**

The term loan repayable in 2013 was subject to renegotiation during the year resulting in an increase of facilities with the option to extend the terms. Total facilities are available of £135m. Of these facilities £112.8m was drawn as at 30 June 2006 (2005: £88.8m) and secured by an unlimited guarantee from each subsidiary and a first fixed charge over the ownership of each property. Interest is payable on the loan at a fixed percentage rate above LIBOR, and interest payable has fluctuated in the year between 5.32% and 5.82%. However, the Company has taken out interest rate swaps to manage its exposure to interest rate fluctuations. These are set out in note 18.

The table below indicates amounts drawn and undrawn from each individual facility.

Type	Facility	Provider	Amounts Drawn		Undrawn facility	
			2006	2005	2006	2005
	£'000		£'000	£'000	£'000	£'000
365 day revolving	10,000	RBS*	–	–	10,000	10,000
Term to January 2013	105,000	RBS*	102,000	85,800	3,000	19,200
Term to January 2013	20,000	AIB**	10,800	3,000	9,200	17,000
	135,000		112,800	88,800	22,200	46,200

* The Royal Bank of Scotland plc.

** Allied Irish Banks plc.

Shortly after the year end, the Group extended its facility to £160m (maturing in 2013), still with the option to extend to 2022.

18 **Derivatives and other financial instruments**

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in creating and changing the risks of the Group in its activities can be found in the Report of the Directors on page 14. All of the Group's financial instruments are Sterling denominated.

a) Hedging activities

The Group's treasury policies are reviewed periodically by the Board. The policies have the objective to manage the financial risk of investing and borrowing in relation to the business needs of the Group.

The Group's policy is to enter into interest rate swaps as necessary to hedge cash flow risk on bank borrowing requirements over the long term.

As explained in the Accounting policies note, IAS 32 and IAS 39 have been applied prospectively from 1 July 2005 and therefore the comparatives presented are in accordance with UK GAAP. The related UK GAAP disclosures relating to the comparatives are shown in part (c).

Notes to the Financial Statements (continued)

18 Derivatives and other financial instruments (continued)

b) Financial statements

The interest rate profile of the financial assets of the Group as at 30 June was as follows:

2006 Fixed rate assets and liabilities

2006	Within 1 year £'000	1 – 2 years £'000	2 – 3 years £'000	3 – 4 years £'000	4 – 5 years £'000	More than 5 years £'000	Total £'000	Effective interest rate %
Finance leases	12	12	13	15	16	2,436	2,504	11.3
Total	12	12	13	15	16	2,436	2,504	

2006 Floating rate assets and liabilities

2006	Within 1 year £'000	1 – 2 years £'000	More than 5 years £'000	Total £'000	Effective interest rate %
Cash	3,973	–	–	3,973	3.5
Development loans	1,712	–	–	1,712	5.6 – 6.0
Long term borrowings	–	–	(112,800)	(112,800)	4.6
Interest rate swap (liabilities)/assets	(74)	106	1,309	1,341	4.9
Total	5,611	106	(111,491)	(105,774)	

The interest rate profile of the Group is after taking into account interest rate swaps.

Floating rate financial assets comprise cash at bank on which interest is earned at monthly rates, and development loans on which interest is charged between 1.1% and 1.5% above Bank of England base rate. Fixed rate financial assets comprise finance leases. The weighted average interest on the fixed rate financial assets is 11.30% (2005: 11.29%), of which the aggregate rentals on assets to the value of £2,424,000 increase at a minimum of 2.5% per annum until maturity. The weighted average period for financial assets on which fixed rate interest is paid is 25 years (2005: 26 years).

Notes to the Financial Statements (continued)

18 **Derivatives and other financial instruments (continued)**
b) Financial statements (continued)

Fair values of financial assets and financial liabilities
Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities:

The fair value of derivatives and borrowings has been calculated by discounting the expected future cash flows at prevailing interest rates.

The fair value of the net investment in finance leases has been determined by the Directors by discounting the future receipts from those leases at the Group's current cost of capital.

	Book value 2006 £'000	Fair value 2006 £'000	Book value 2005 £'000	Fair value 2005 £'000
Corporation tax	(181)	(181)	(681)	(681)
Trade and other receivables	1,470	1,470	1,655	1,655
Trade and other payables	(5,070)	(5,070)	(5,499)	(5,499)
Long term borrowings	(112,800)	(112,800)	(88,800)	(88,800)
Finance leases – due within one year	12	12	19	19
– due in more than one year	2,492	5,255	2,504	5,032
Cash	3,973	3,973	1,112	1,112
Development loans	1,712	1,712	2,310	2,310
Interest rate swap assets	1,415	1,415	–	–
Interest rate swap liabilities	(74)	(74)	–	–

The other financial instruments of the Group are non-interest bearing and therefore not subject to interest rate risk.

Interest on floating rate loans is payable over 3 months using underlying reference rates (e.g. Libor plus margin plus costs). The fixed rate margin above Libor is 0.76%.

The Group's borrowings have financial covenants, which are reported semi-annually. If these covenants were to be breached, the borrowings would become re-payable immediately.

The Group has negotiated an option to extend its ability to convert all of the term facilities into longer term finance that would mature in 2022. The actual borrowings of £112.8m (2005: £88.8m) are secured on investment properties held.

Undrawn facilities of the term loan	2006 £m
Expiring within 1 year	10,000
Expiring after more than 5 years	12,200

Notes to the Financial Statements (continued)

18 Derivatives and other financial instruments (continued)

b) Financial statements (continued)

Interest rate risk and cash flow interest rate risk

Interest rate exposure is managed within limits agreed by the Board and as permitted in the Articles of Association, gearing should not exceed 75% of gross assets. The Group aims to hedge its risk against the floating rate interest on the term loan by entering into interest rate swaps. At 30 June 2006 the fair value of these derivatives was £1.3m and these will impact upon cash flows up to July 2026.

After taking account of interest rate swaps at 30 June 2006, £85.0m (75%) of borrowings were at fixed rates and £27.8m (25%) were at variable rates. The interest rate profile of the Group is after taking into account interest rate swaps.

The fixed rate borrowings had a weighted average interest rate, including the lenders margin of 5.7% and a weighted average maturity rate of 8.2 years.

Financial leases are exposed to fair value interest rate risk.

Credit risk

The Group trades with credit worthy third parties and all receivable balances are monitored on an ongoing basis.

Maximum exposure to credit risk within the Group is equal to the carrying value of such financial assets, such as cash and cash equivalents, interest rate swap assets, trade debtors and accrued income.

Hedges

As explained above the Group hedges interest rate risk. The hedge instruments in the form of interest rate swaps existing at the year-end were as follows:

2006	Contract value	Maturity	Fixed interest per annum %
	£5 million	July 2006	5.875
	£5 million	March 2007	5.640
	£5 million	July 2008	4.820
	£5 million	July 2008	4.160
	£10 million	January 2015	4.820
	£10 million	July 2014	5.030
	£10 million	August 2015	4.530
	£10 million	January 2016	4.4625
	£15 million	July 2006	5.140
	£10 million	June 2026	4.81

Notes to the Financial Statements (continued)

18 **Derivatives and other financial instruments** (continued)

b) Financial statements (continued)

The hedge instruments in the form of interest rate swaps that were in existence, but do not commence until after the year end 30 June 2006 are as follows:

2006	Contract value	Start date	Maturity	Fixed interest per annum %
	£20 million	July 2006	March 2007	5.140
	£10 million	March 2007	March 2013	5.200
	£20 million	January 2010	January 2015	4.735
	£12.5 million	July 2006	July 2007	4.6375
	£20 million	July 2007	July 2008	4.6375
	£25 million	July 2008	July 2009	4.6375
	£5 million	July 2009	July 2012	4.6375
	£13.3 million	July 2012	July 2013	4.6375
	£20 million	July 2013	July 2014	4.6375
	£10 million	July 2009	July 2010	4.705
	£10 million	June 2016	June 2026	4.510

Liquidity risk

Liquidity risk is the risk that the Group will have insufficient debt facilities to meet future obligations. The Group prepares an annual plan which is approved by the Board, which sets out the Group's expected borrowing requirements for the next 12 months. The Group ensures there are sufficient undrawn borrowing facilities in place.

Policy objectives with regards to liquidity risk are to maintain a balance between continuity of funding and flexibility through the use of bank loans, and to have a majority of borrowings maturing in more than twelve months. Bank borrowings are secured by an unlimited guarantee from each subsidiary and a first fixed charge over the ownership of each property.

c) Hedging activities under UK GAAP (comparatives for 2005 only)

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in creating and changing the risks of the Group in its activities can be found in the Report of the Directors on page 14. All of the Group's financial instruments are Sterling denominated. The disclosures below exclude short term debtors and creditors.

Notes to the Financial Statements (continued)

18 Derivatives and other financial instruments (continued)

c) Hedging activities under UK GAAP (comparatives for 2005 only) (continued)

Interest rate risk profile of financial liabilities

	Total £'000	Floating rate £'000	Fixed rate £'000
As at 30 June 2005	88,800	33,800	55,000

The interest rate profile of the Group is after taking into account interest rate swaps.

The fixed rate profile above consists of: 2005 Contract values	Fixed interest rate per annum %	Maturity
£5 million interest rate swap	5.39	April 2006
£5 million interest rate swap	5.875	July 2006
£5 million interest rate swap	5.64	March 2007
£5 million interest rate swap	4.82	July 2008
£5 million interest rate swap	4.16	July 2008
£10 million interest rate swap	5.14	April 2006
£10 million interest rate swap	4.82	January 2015
£10 million interest rate swap	5.03	July 2014

The Company has also entered into additional interest rate swap contracts that commence after 30 June 2005 as follows:

	Start date	Fixed interest rate per annum %	Maturity
£15 million interest rate swap	April 2006	5.14	July 2006
£20 million interest rate swap	July 2006	5.14	March 2007
£10 million interest rate swap	March 2007	5.20	March 2013
£20 million interest rate swap	January 2010	4.735	January 2015
Rollercoaster Swap:-			
£12.5 million interest rate swap	July 2006	4.6375	July 2007
£20 million interest rate swap	July 2007	4.6375	July 2008
£25 million interest rate swap	July 2008	4.6375	July 2009
£5 million interest rate swap	July 2009	4.6375	July 2012
£13.3 million interest rate swap	July 2012	4.6375	July 2013
£20 million interest rate swap	July 2013	4.6375	July 2014

Notes to the Financial Statements (continued)

18 Derivatives and other financial instruments (continued)

c) Hedging activities under UK GAAP (comparatives for 2005 only) (continued)

	Fixed rate	
	Weighted average interest rate	Weighted average period for which rate is fixed
	%	years
As at 30 June 2005	5.97	4.37

Interest rate profile of financial assets

The interest rate profile of the financial assets of the Group as at 30 June was as follows:

		Financial assets	
	Total	Fixed rate	Floating rate
	£'000	£'000	£'000
As at 30 June 2005	5,945	2,523	3,422

Floating rate financial assets comprise cash at bank on which interest is earned at monthly rates, and development loans on which interest is charged between 1.1% and 1.5% above Bank of England base rate. Fixed rate financial assets comprise only finance leases. The weighted average interest on the fixed rate financial assets is 11.29%, of which the aggregate rentals on assets to the value of £2,424,000 increase at a minimum of 2.5% per annum until maturity. The weighted average period for financial assets on which fixed rate interest is paid is 26 years.

Fixed rate financial assets in the sum of £2,452,000 mature in more than five years. The floating rate financial assets mature in less than one year.

Maturity of financial liabilities	2005
	£'000
The maturity profile of the Group's financial liabilities at 30 June was as follows:	
In more than two years, but no more than five*	–
In more than five years*	88,800
	88,800

* During the year ended 30 June 2005, the Group renegotiated the terms of the long term loan facility to mature in 2013 but still has an option to convert its facilities into longer term finance maturing in 2022.

Notes to the Financial Statements (continued)

19 Called up share capital	2006		2005	
	Number	£'000	Number	£'000
Authorised:				
Ordinary Shares of 50p each	40,000,000	20,000	40,000,000	20,000
Issued and fully paid at 50p each	22,677,718	11,339	22,652,776	11,326
At 1 July	22,652,776	11,326	18,147,133	9,074
Issued on conversion of Convertible Loan Stock 2016	–	–	3,478,260	1,739
Issued following placing participation	–	–	1,000,000	500
Issued following scrip dividend option for the year ended June 2004	–	–	27,383	13
Issued following scrip dividend option for the year ended June 2005	24,942	13	–	–
At 30 June	22,677,718	11,339	22,652,776	11,326

On 19 August 2004, the holder of the Convertible Loan Stock 2016 exercised its option to convert the Loan Stock into Ordinary Shares of 50p each resulting in the issue of 3,478,260 Ordinary Shares.

On 18 March 2005, the Company issued a further 1,000,000 Ordinary Shares of 50p each, at a price of 300p per share, via a placing, raising £2.9 million (net of expenses).

In respect of the final dividend for the year ended 30 June 2004, and the final dividend for the year ended 30 June 2005, Shareholders were offered the opportunity to receive Ordinary Shares in lieu of the cash dividend. Holders of a total of 1,203,742 shares elected to receive Ordinary Shares instead of a cash dividend resulting in the issue of 27,383 new Ordinary Shares, in respect of the final dividend for the year ended 30 June 2004. For the year ended 30 June 2005, holders of a total 1,447,467 shares elected to receive Ordinary Shares instead of a cash dividend resulting in the issue of 24,942 new Ordinary Shares.

Options to subscribe for Ordinary Share 50p each

Pursuant to a Management Option Agreement between the Joint Managers and the Company dated 17 September 2003, there are 1,600,000 Options available to be exercised at any time between 31 March 2006 and 31 March 2013 at a price of 171 pence per Ordinary Share. No options have been exercised as at 30 June 2006.

The weighted average contracted life remaining for these outstanding options is 6.76 years.

As the options were granted after 7 November 2002, all 1,600,000 options are accounted for in accordance with IFRS 2.

20 Share based payments

Share based payments are measured at fair value at the date of grant with an equivalent amount charged over the vesting period to the Group Income Statement, in accordance with IFRS 2: Share based payments. These Share based payments are equity settled transactions.

The fair value of these equity settled transactions is estimated as at the date of grant using the Black-Scholes derivative pricing model, taking into account the terms and conditions upon which the options are granted, and the exercise price of 171 pence, the vesting period of 2.54 years and the fair value of £0.388 per option. The share options vested on 31 March 2006 and hence the performance criteria have been met.

Notes to the Financial Statements (continued)

20 Share based payments (continued)

The terms and conditions are as follows :

Option grant date: 17 September 2003
Exercise price: 171p
Vesting period 2.54 years
Vesting date: 31 March 2006
Fair value per Option: £0.388
Total fair value £621,000
Minimum absolute growth in NAV from grant date to exercise date :7% per annum.

No allowance has been made for any pre-vesting forfeitures.

Summary of financial assumptions for the pricing model:

Volatility: 15% per annum
Dividend yield: 5.0% per annum
Risk free interest rate: 4.5 - 4.8% per annum
(depending upon term to exercise)
Best estimate outcome of NAV test: Passed at earliest opportunity on 31 March 2006

21 Share Premium

	2006 £'000	2005 £'000
Balance at beginning of year	11,952	7,459
Premium on issue of 50p Ordinary Shares following placing participation	–	2,500
Premium on issue of 50p Ordinary Shares on exercise of convertible Loan Stock 2016	–	2,261
Premium on issue of 50p Ordinary Shares in lieu of cash dividend	74	52
Expenses of listing particulars	–	(233)
Issue expenses	(4)	(87)
Balance at end of year	12,022	11,952

Company law restricts the applicability of the Share Premium account and in respect of the Company it may only be applied in paying unissued shares of the Company in respect of capitalisation issues and in writing off the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the Company.

Notes to the Financial Statements (continued)

22 **Capital reserve**

The Capital reserve is held to finance any proposed repurchases of Ordinary Shares, following approval of the High Court in 1998.

	2006 £'000	2005 £'000
Balance at beginning and end of year	1,618	1,618

23 **Cashflow hedging reserve**

The interest rate swap derivatives disclosed on page 53, are designated as hedges against the term loan. These hedges are wholly effective hedges and therefore the gain or loss on each instrument is recognised directly in equity.

	2006 £'000	2005 £'000
Recognised in equity at beginning of year	–	–
Opening reserves adjusted for IAS 39		
Valuation at 1 July	(1,846)	–
Deferred tax thereon recognised in equity	554	–
Recognised in equity restated 1 July	(1,292)	–
Transfer to income statement	238	–
Gains on cashflow hedge taken to equity	2,949	–
Deferred tax (30%) movement	(956)	–
Balance at end of year	939	–
Being:		
Valuation at 30 June	1,341	–
Deferred tax thereon (30%) recognised in equity	(402)	–
Recognised in equity at 30 June	939	–

Notes to the Financial Statements (continued)

24 Retained earnings

	2006 £'000	2005 £'000
Balance at beginning of year	32,175	21,553
Retained profit for the year	15,937	12,674
Share based payment charge	185	245
Final dividend for the previous year ended 30 June 2005 (2005: 30 June 2004)	(1,359)	(998)
Interim dividend for the current year ended 30 June 2006 (2005: 30 June 2005)	(1,531)	(1,299)
Balance at end of year	45,407	32,175

25 Net asset value per share and adjusted net asset value per share

a) Net asset value per share

	2006 pence	2005 pence
Ordinary share – basic	314.52	251.94
– diluted	305.06	246.60

The basic net asset value per Ordinary Share is based on net assets attributable to Ordinary Shareholders of £71,325,000 (2005: £57,071,000) and on 22,677,718 (2005: 22,652,776) shares, being the number of shares in issue at the year end.

Diluted net asset value per share is calculated as follows:

	2006 £'000	2005 £'000
Net assets:		
Per Group Balance Sheet	71,325	57,071
Add – Receipts from the exercise of Management Options	2,736	2,736
	74,061	59,807

	2006	2005
Ordinary shares:		
Issued share capital	22,677,718	22,652,776
Add – New Shares issued assuming the exercise of Management Options	1,600,000	1,600,000
	24,277,718	24,252,776

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

Notes to the Financial Statements (continued)

25 **Net asset value per share (continued)**

b) Adjusted net asset value per share	2006	2005
	pence	pence
Adjusted Ordinary share – basic	407.97	330.78
– diluted	392.35	320.24

The adjusted basic net asset value per Ordinary Share is based on adjusted net assets attributable to Ordinary Shareholders of £92,518,000 (2005: £74,931,000) and on 22,677,718 (2005: 22,652,776) shares, being the number of shares in issue at the year end.

Diluted adjusted net asset value per share is calculated as follows:

	2006	2005
	£'000	£'000
Net assets	71,325	57,071
Adjustments to add back:		
Deferred tax on temporary differences	6,186	4,561
Deferred tax on revaluation gains	14,605	13,299
Deferred tax on derivatives	402	–
Adjusted net assets	92,518	74,931
Add – Receipts from the exercise of Management Options	2,736	2,736
	95,254	77,667

	2006	2005
Ordinary shares:		
Issued share capital	22,677,718	22,652,776
Add – New Shares issued assuming the exercise of Management Options	1,600,000	1,600,000
	24,277,718	24,252,776

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

26 **Total return per share**

The total return per share is calculated as the increase in net asset value per share (see note 25) plus the dividend per share.

The diluted total return per share is based on the diluted increase in net asset value per share (see note 25) and the dividend per share.

2004 net asset value per share:

– basic	218.8p
– diluted	200.0p

Calculations assume that the dilution takes place at the respective Balance Sheet dates.

Notes to the Financial Statements (continued)

27 **Capital commitments**

Primary Health Investment Properties Limited, a wholly owned subsidiary of the Company, has entered into separate development agreements with third parties for the purchase of primary health developments; these agreements are conditional on the completion of certain building development work at a consideration of £20.9 million plus VAT (2005: £19.7 million plus VAT).

28 **Related party transactions**

The Joint Managers of the Group, NPM and JOHCML receive a management fee, calculated at 1% of the first £50 million of the gross assets of the Group and 0.75% thereafter, subject to a minimum of £120,000 per annum, the first £100,000 of which is paid to NPM.

The terms and conditions of the Management Agreement are described in the Report of the Directors on page 16. Details of the Management Options Agreement dated 17 September 2003 are given on page 17 of the Annual Report.

Details of the amounts paid in relation to related party transactions are provided in note 4 on page 41.

There are no employees other than the Directors listed on page 12.

29 **UK GAAP to IFRS reconciliations**

Transition to IFRS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with United Kingdom Generally Accepted Accounting Practice ('UK GAAP'). The interim financial statements, for the period ended 31 December 2005, were the first the Group was required to prepare in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union ('EU').

Accordingly, the Group has prepared financial statements which comply with IFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 1. In preparing those financial statements, the Group has started from an opening Balance Sheet as at 1 July 2004, the Group's date of transition to IFRS, and made those changes in accounting policies and other restatements required by IFRS 1 for the first-time adoption of IFRS. This note explains the principal adjustments made by the Group in restating its UK GAAP Balance sheet as at 1 July 2004 and its previously published UK GAAP financial statements for the year ended 30 June 2005.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the general requirement to apply IFRSs as effective for its first IFRS year end, retrospectively. The Group has taken advantage of the following exemptions:

- Comparative information on financial instruments is prepared in accordance with UK GAAP and the Group has applied IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement from 1 July 2005.
- Business combinations effected prior to the date of transition to IFRS have not been restated under IFRS 3.
- IFRS 2 has not been applied to share based payments granted before 7 November 2002, or after that date but which have vested prior to the transition date.

Notes to the Financial Statements (continued)

29(a) Reconciliation of group income year ended 30 June 2005

	UK GAAP under IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Rental income	9,339	–	9,339
Finance lease income	274	–	274
Rental and related income	9,613	–	9,613
Net valuation gain on property portfolio	–	16,602	16,602
Administrative expenses	(1,962)	(245)	(2,207)
	(1,962)	16,357	14,395
Operating profit	7,651	16,357	24,008
Finance income	278	–	278
Finance costs	(4,899)	–	(4,899)
	(4,621)	–	(4,621)
Profit on ordinary activities before taxation	3,030	16,357	19,387
Deferred taxation	–	(6,713)	(6,713)
Profit for the period	3,030	9,644	12,674

Notes to the Financial Statements (continued)

29(b) Reconciliation of Group equity at 1 July 2004 (date of transition)

	UK GAAP under IFRS format £'000	Effect of transition to IFRS £'000	IFRS at 1 July 2004 £'000
Non-current assets			
Investment properties	125,266	–	125,266
Development loans	3,346	–	3,346
Net investment in finance leases	2,549	–	2,549
	131,161	–	131,161
Current assets			
Trade and other receivables	1,104	–	1,104
Cash and cash equivalents	709	–	709
	1,813	–	1,813
Total assets	132,974	–	132,974
Current liabilities			
Trade and other payables	(5,232)	–	(5,232)
Corporation tax	(681)	–	(681)
Proposed dividend	(998)	998	–
	(6,911)	998	(5,913)
Non-current liabilities			
Term loan	(72,210)	–	(72,210)
Convertible Loan Stock 2016	(4,000)	–	(4,000)
Deferred taxation	–	(11,147)	(11,147)
	(76,210)	(11,147)	(87,357)
Total liabilities	(83,121)	(10,149)	(93,270)
Net assets	49,853	(10,149)	39,704

Notes to the Financial Statements (continued)

29(b) Reconciliation of Group equity at 1 July 2004 (date of transition) – continued

	UK GAAP under IFRS format £'000	Effect of transition to IFRS £'000	IFRS at 1 July 2004 £'000
Equity			
Share capital	9,074	–	9,074
Share premium	7,459	–	7,459
Capital reserve	1,618	–	1,618
Revaluation reserve	30,303	(30,303)	–
Retained earnings	1,399	20,154	21,553
Total equity	49,853	(10,149)	39,704
	pence	pence	pence
Net asset value per share			
Basic	274.72	(55.93)	218.79
Fully diluted	243.65	(43.70)	199.95
Ordinary Shares in issue	18,147,133		18,147,133
Fully diluted net assets:			
Issued capital and reserves from above	49,853	(10,149)	39,704
Conversion of Loan Stock	4,000	–	4,000
Receipts from the exercise of options	2,736	–	2,736
	56,589	(10,149)	46,440
Fully diluted Ordinary Shares in issue:			
Issued share capital	18,147,133		18,147,133
Loan stock conversion into Ordinary Shares	3,478,260		3,478,260
New Shares issued on exercise of options	1,600,000		1,600,000
	23,225,393		23,225,393

Notes to the Financial Statements (continued)

29(c) Reconciliation of group equity at 30 June 2005

	UK GAAP under IFRS format £'000	Effect of transition to IFRS £'000	IFRS at 30 June 2005 £'000
Non-current assets			
Investment properties	162,311	–	162,311
Development loans	2,310	–	2,310
Net investment in finance leases	2,504	–	2,504
	167,125	–	167,125
Current assets			
Trade and other receivables	1,655	–	1,655
Net investment in finance leases	19	–	19
Cash and cash equivalents	1,112	–	1,112
	2,786	–	2,786
Total assets	169,911	–	169,911
Current liabilities			
Trade and other payables	(5,499)	–	(5,499)
Corporation tax	(681)	–	(681)
Proposed dividend	(1,359)	1,359	–
	(7,539)	1,359	(6,180)
Non-current liabilities			
Term loan	(88,800)	–	(88,800)
Deferred taxation	–	(17,860)	(17,860)
	(88,800)	(17,860)	(106,660)
Total liabilities	(96,339)	(16,501)	(112,840)
Net assets	73,572	(16,501)	57,071

Notes to the Financial Statements (continued)

29(c) Reconciliation of group equity at 30 June 2005 – continued

	UK GAAP under IFRS format £'000	Effect of transition to IFRS £'000	IFRS at 30 June 2005 £'000
Equity			
Share capital	11,326	–	11,326
Share premium	11,952	–	11,952
Capital reserve	1,618	–	1,618
Revaluation reserve	46,905	(46,905)	–
Retained earnings	1,771	30,404	32,175
Total equity	73,572	(16,501)	57,071
	pence	pence	pence
Net asset value per share			
Basic	324.78	(72.84)	251.94
Fully diluted	314.64	(68.04)	246.60
Ordinary Shares in issue	22,652,776		22,652,776
Fully diluted net assets:			
Issued capital and reserves from above	73,572	(16,501)	57,071
Receipts from the exercise of options	2,736	–	2,736
	76,308	(16,501)	59,807
Fully diluted Ordinary shares in issue:			
Issued share capital	22,652,776		22,652,776
New Shares issued on exercise of options	1,600,000		1,600,000
	24,252,776		24,252,776

29(d) Whilst the format of the Cash Flow Statement is different from UK GAAP, there are no material changes to the Group's cashflows.

The key difference under IFRS are that

a) The cashflow is presented in a different format with cashflows split into 3 categories, operating activities, investing activities and financing activities.

b) Net debt is no longer presented as part of the cashflow.

c) Equity dividends paid are now classified within financing activities.

There is no net impact on the cashflow figures presented.

Notes to the Financial Statements (continued)

30 Notes to the UK GAAP to IFRS reconciliation statements (shown in Note 29)

Basis of preparation

The principal areas where IFRS differs from UK GAAP that affect the consolidated results of the Group are considered below, and as indicated in the reconciliations in Note 29.

Investment properties (IAS 40)

IAS 40 requires that property revaluation movements are recorded in the Group Income Statement under IFRS. Under UK GAAP they were treated as a movement in reserves. Reported profits will therefore be subject to greater volatility.

The Group expects that all of its leasehold properties under operating leases continue to be classified as investment properties under IFRS and will continue to be revalued every six months.

On transition to IFRS at 1 July 2004, the accumulated net revaluation reserve of £30,303,000 was re-classified into retained earnings. Similar adjustments have been made at 30 June 2005.

Income taxes (IAS 12)

IAS 12 requires full deferred tax provisions to be made for all taxable temporary differences between cost values for tax purposes and accounting values. UK GAAP, on the other hand, allowed certain exemptions from this requirement. In particular UK GAAP did not require any provision to be made where there is no binding agreement to dispose of the related property. UK GAAP also allowed calculating deferred tax on a discounted basis. There is also an impact on the deferred tax position due to the inability to discount under IFRS.

For our Group, the most significant difference between base cost values for tax purposes and accounting values comes from the revaluation of investment properties. As a result net assets decrease under IFRS accounting.

Deferred tax has also been provided on the Balance Sheet value of cash flow derivatives following the adoption of IAS 32 and IAS 39 from 1 July 2005 (see below).

In addition, the use of discounting in the assessment of the deferred tax liability relating to accelerated capital allowances under UK GAAP resulted in no provision being required. Under IFRS discounting is not allowed and a deferred tax liability has been recorded in respect of accelerated capital allowances.

On transition to IFRS on 1 July 2004, it was necessary to set up a deferred tax provision in the Balance Sheet of £11,147,000, comprising deferred tax on revaluation gains and deferred tax on accelerated capital allowances. This was not previously required under UK GAAP. Similar adjustments have been made as at 1 July 2005, with the addition of recognition of a deferred tax asset relating to the interest rate swap derivative.

Notes to the Financial Statements (continued)

Derivatives (IAS 32/39)

IAS 32 and IAS 39 address the accounting for financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement.

The Group has entered into a number of interest rate swap contracts to manage its risk exposure to changes in interest rates charged on its floating rate loan facilities. IAS 39 requires all derivatives, whether cashflow hedges or fair value hedges, to be carried at their fair values in the Balance Sheet. The hedge accounting provisions of IFRS provide for changes in the value of these interest rate swap contracts to be recorded as a movement in reserves, thus reducing the sensitivity of the Income Statement to their fair value movements. IFRS requires the effectiveness of these hedges to be regularly tested, with ineffective portions of the hedges not treated as a reserve movement but as a charge to the Income Statement. The Group expects all of its interest rate swap contracts to be fully effective and to account for them as cashflow hedges.

The Group has adopted IAS 32 and IAS 39 from 1 July 2005 as permitted by the transition arrangements in IFRS 1, on the basis that the Group had appropriate hedging documentation in place throughout the year ended 30 June 2005 and had applied the principles of IAS 32 and IAS 39 during this period. Therefore on 1 July 2005, the fair value of the interest rate swaps (£1,846,000) at that date, together with a related deferred tax asset of £554,000, has been treated as an opening adjustment to reserves, rather than as a restatement of the prior year's Balance Sheet comparatives.

Dividends (IAS 37)

IFRS requires a dividend declared for distribution to Shareholders to be recorded in a Company's accounts only when it becomes a contractual obligation which for final dividends in the UK is when approved by the Shareholders in General Meeting. UK GAAP, prior to its convergence with IFRS, required proposed final dividends to be accrued. Therefore, a one-off increase in the net asset value at 30 June 2004 of £998,000 results from this change equivalent to the net cost of the proposed dividend.

As the individual Company financial statements of Primary Health Properties PLC and each of its subsidiary undertakings will continue to be prepared under UK GAAP or Dutch GAAP as appropriate, the introduction of IFRS does not affect PHP's distributable reserves. Accordingly the dividend policy of the Group was not affected by the introduction of IFRS.

Share based payments (IFRS 2)

The Group has incentivised its Joint Managers with the granting of options to subscribe for a fixed amount of shares at a fixed price, exercisable at any time between 31 March 2006 and 31 March 2013 subject to the achievement of performance criteria. Under UK GAAP, as applied to the last financial year, the share options are accounted for prospectively. The number of shares issued and the funds received from the exercise of options are included in the calculation of fully diluted net asset value. IFRS 2 requires the option granted to be measured at its fair value with an equivalent amount charged over the vesting period to the income statement. IFRS 2 must be applied retrospectively, with an adjustment to the opening balance of retained earnings, for share options that were outstanding at 1 July 2004.

Company Financial Statements Section

Statement of Directors' responsibilities

The Directors are responsible for preparing the financial statements of the Company in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice (UK GAAP).

The Directors prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit and loss of the Company for that period. In preparing those financial statements, the Directors are required:

- to select suitable accounting policies and then apply them consistently;
- to make judgements and estimates that are reasonable and prudent;
- to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business; and
- to state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose which reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that they have complied with these requirements and, having a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, continue to adopt the going concern basis in preparing the financial statements.

Independent Auditors' Report

to the members of Primary Health Properties PLC

We have audited the Parent Company financial statements of Primary Health Properties PLC for the year ended 30 June 2006 which comprise the Balance Sheet, Reconciliation of Movements in Shareholder Funds, and the related notes 1 to 18. These Parent Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Primary Health Properties PLC for the year ended 30 June 2006.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report, the Directors' Remuneration Report and the Parent Company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Parent Company financial statements give a true and fair view, the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the Report of the Directors is consistent with the financial statements. The information given in the Report of the Directors includes that specific information presented in the Chairman's Statement and Managing Director's Report that is cross referred from the Review of the Business section of the Report of the Directors.

We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Parent Company financial statements. The other information comprises only the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Managing Director's Report and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Parent Company financial statements. Our responsibilities do not extend to any other information.

Independent Auditors' Report

to the members of Primary Health Properties PLC (continued)

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Parent Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 30 June 2006;
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Group Report of the Directors is consistent with the Parent Company financial statements.

Ernst & Young LLP
Registered Auditor London

20 September 2006

Company Balance Sheet

as at 30 June 2006

	Notes	2006	2005 (restated)
		£'000	£'000
Fixed assets			
Investment in subsidiaries	6	138,788	116,091
Investments: development loans	5	1,712	2,310
		140,500	118,401
Current assets			
Debtors	7	766	559
Derivatives		1,341	–
Cash at bank	8	3,619	186
		5,726	745
Total assets		146,226	119,146
Creditors: amounts falling due within one year	9	(1,688)	(2,606)
		(1,688)	(2,606)
Total assets less current liabilities		144,538	116,540
Creditors falling due after more than one year			
Term loan	10	(112,800)	(88,800)
		(112,800)	(88,800)
Provision for liabilities and charges			
Deferred taxation	3	(402)	–
		(402)	–
Total liabilities		(114,890)	(91,406)
		31,336	27,740
Capital and reserves			
Share capital	11	11,339	11,326
Share premium	12	12,022	11,952
Capital reserve	13	1,618	1,618
Cashflow hedging reserve	14	939	–
Profit and loss account	15	5,418	2,844
Equity Shareholders' funds		31,336	27,740
Net asset value per share – basic		138.18p	122.46p
– diluted		140.34p	125.66p

These financial statements were approved by the Board of Directors on 20 September 2006 and signed on its behalf by:
G A Elliot, Chairman

Company Reconciliation of Movements in Shareholder Funds

for the year ended 30 June 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Profit and loss account £'000	Total £'000
30 June 2005 (as restated)	11,326	11,952	1,618	–	2,844	27,740
Opening adjustment to reserves for FRS 26 (see note 1)	–	–	–	(1,292)	–	(1,292)
As restated 1 July 2005	11,326	11,952	1,618	(1,292)	2,844	26,448
Profit for the period	–	–	–	–	5,279	5,279
Transfer to profit and loss account on cashflow hedge	–	–	–	238	–	238
Income and expense recognised directly in equity:						
Gains on cashflow hedges taken to equity	–	–	–	2,949	–	2,949
Deferred tax on cashflow hedges taken to equity	–	–	–	(956)	–	(956)
Total recognised gains and losses for the period	–	–	–	2,231	5,279	7,510
Issue of shares	13	74	–	–	–	87
Issue expenses	–	(4)	–	–	–	(4)
Share based payment charge	–	–	–	–	185	185
Dividends paid and declared:						
Final dividend for the year ended 30 June 2005 (6.0p)	–	–	–	–	(1,359)	(1,359)
Interim dividend for the year ended 30 June 2006 (6.75p)	–	–	–	–	(1,531)	(1,531)
30 June 2006	11,339	12,022	1,618	939	5,418	31,336

Company Reconciliation of Movements in Shareholder Funds (continued)

for the year ended 30 June 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Profit and loss account (restated) £'000	Total (restated) £'000
30 June 2004	9,074	7,459	1,618	1,123	19,274
Prior year adjustment Re: FRS 21 dividends	–	–	–	998	998
Restated 30 June 2004	9,074	7,459	1,618	2,121	20,272
Profit for the period as previously stated	–	–	–	3,020	3,020
Prior year adjustment re: FRS 20 share based payments	–	–	–	(245)	(245)
Total recognised gains and losses for the period	–	–	–	2,775	2,775
Issue of shares	2,252	4,813	–	–	7,065
Issue expenses	–	(320)	–	–	(320)
Share based payment charge	–	–	–	245	245
Dividends paid and declared:					
Final dividend for the year ended 30 June 2004 (5.5p)	–	–	–	(998)	(998)
Interim dividend for the year ended 30 June 2005 (6.0p)	–	–	–	(1,299)	(1,299)
30 June 2005 (as restated)	11,326	11,952	1,618	2,844	27,740

Notes to the Company Financial Statements

1 Accounting policies

Basis of preparation/statement of compliance

For the year ended 30 June 2006 the Company has prepared financial statements under UK GAAP, using new accounting standards which reflect the process of converging UK Standards with International Financial Reporting Standards. These financial statements have been prepared in accordance with applicable Accounting Standards and policies in the United Kingdom.

The Company has taken advantage of the Companies Act 1985 exemption from presenting a Company Profit and Loss account together with related profit and loss notes. The Company has also taken advantage of the exemption from preparing a cash flow statement, under the terms of FRS 1 (Revised 1996) 'Cash Flow Statements'.

Convention

The financial statements are presented in Sterling rounded to the nearest thousand.

Changes in accounting policy

With effect from 1 July 2005, the Company has adopted the following Financial Reporting Standards:

FRS 20 'Share based payments',

FRS 21 'Events after the Balance Sheet date'

FRS 22 'Earnings per share'

FRS 23 'The effects of Changes in Foreign Exchange Rates'

FRS 24 'Financial Reporting in Hyperinflationary Economies'

FRS 25 'Financial Instruments: "Disclosure and Presentation"' and

FRS 26 'Financial Instruments: "Measurement"'

FRS 27 'Life Assurance'

FRS 28 'Corresponding Amounts'

FRS 22, FRS 23, FRS 24, FRS 27 and FRS 28 do not result in any changes to the policies of the Company.

The adoption of FRS 20 and FRS 21 result in a prior year adjustment as noted below:

The Company has taken advantage of the exemption to apply FRS 25 and FRS 26 only from 1 July 2005, rather than 1 July 2004. Therefore the comparative financial statements have not been restated in respect of these standards. Instead, the opening reserves at 1 July 2005 have been restated to take these standards into account resulting in a decrease to opening shareholder funds as at 1 July 2005 of £1,292,000.

Notes to the Company Financial Statements (continued)

Development loans

The Company has entered into development loan agreements with third party developers in respect of certain primary healthcare properties under development. These loans are repayable at the option of the developer at any time. The Company has entered into contracts to purchase the properties under development when they are completed in accordance with the terms of the contracts. The loans are repayable by the developers in the event that the building work is not completed in accordance with the purchase contracts. Interest is charged under the terms detailed in the respective development agreements and taken to the profit and loss account in the year in which it accrues.

Income

Revenue is recognised in the financial statements as follows.

Interest income

Revenue is recognised as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Dividend income is recognised in the period in which it received Board approval and, hence, when the Company's right to receive payment is established.

Deferred Taxation

Deferred tax is recognised in respect of all timing differences that have originated, but not reversed, at the Balance Sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the Balance Sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the Balance Sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on a discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the Balance Sheet date in respect of investment properties and as at 1 July 2005 in respect of the opening adjustment for FRS 26 on derivatives.

The Company has adopted a number of new Financial Reporting Standards in these financial statements. These are as follows:

Dividends payable to shareholders

FRS 21 'Events after the Balance Sheet Date' has been adopted in these financial statements. The main change is that dividends proposed by the Board of Directors are only recognised in the financial statements where an obligation exists at the period end date, once they have been approved by Shareholders at the Annual General Meeting. Consequently, dividends which the Company proposes after the Balance Sheet date, are no longer accrued but are required to be disclosed in the notes to the financial statements. The prior year comparative figures have been restated to reflect the adoption of FRS 21, which increases Shareholders' funds as at 30 June 2005 by £1,359,000. The dividend payment as at 30 June 2004, also impacts upon the prior year which results in a decrease to Shareholders' funds of £998,000.

Notes to the Company Financial Statements (continued)

Dividends payable to shareholders (continued)

As these individual financial statements of the Company (Primary Health Properties PLC) and each of its UK subsidiary undertakings will continue to be prepared under UK GAAP, the introduction of IFRS for the Group will not affect the distributable reserves available to the Group.

Investment in subsidiaries

The carrying value of investments in subsidiaries is reviewed for impairment in periods if events or changes in circumstances indicated that the carrying value may not be recoverable.

Derivatives, financial instruments and hedging

FRS 26 'Derivative Financial Instruments: Measurement' requires the Company to recognise and measure its derivative financial instruments at fair value. Therefore the Company's hedge accounting derivatives have been shown at fair value at 30 June 2006. The Company has taken advantage of the exemption available to it under paragraph 108d of FRS 26 'Financial Instruments: Measurement' not to restate the prior year comparative figures upon adoption of both FRS 25 and FRS 26. The impact of implementation of FRS 26 as at 1 July 2005 has been shown as a reserve movement of £1,846,000, together with the associated 30% deferred tax, resulting in a net adjustment of £1,292,000. This is shown within the Company Reconciliation of Movements in Shareholder Funds.

FRS 25 requires financial instrument disclosures and presentation identical to those required by IAS 32. Therefore the Company has elected to take the exemption provided in paragraph 3c of FRS 25 in respect of providing separate disclosure for these Parent Company financial statements.

The Company uses derivative financial instruments, such as interest rate swaps, to hedge its risks associated with exposure to interest rate fluctuations and the resulting variability in cash flows.

For those derivatives designed as hedges and for which hedge accounting is desired, the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be measured throughout its duration. Such hedges are expected at inception to be highly effective.

Any gains and losses arising from changes in the fair value of the derivatives that do not qualify for hedge accounting are taken to the profit and loss account. The treatment of gains and losses arising from revaluing derivatives designated as hedging instruments depends on the nature of the hedging relationship, as follows:

Cash flow hedges

For cashflow hedges, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss. Amounts taken to equity are transferred to the profit and loss account when the hedged transaction affects profit or loss, such as when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If a forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs and are transferred to the profit and loss account or to the initial carrying amount of a non-financial asset or liability as above. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Notes to the Company Financial Statements (continued)

Share based payments

FRS 20 'Share based payments' requires the costs of equity settled share based payment transactions to be charged over the vesting period to the profit and loss account within administrative expenses, with a corresponding increase to reserves. A prior period adjustment has been made which results in a charge to the profit and loss account of £245,000 together with an increase to retained profit and loss reserves at 30 June 2005. FRS 20 has no net effect on Shareholders' funds as at 30 June 2005.

Share based payments are measured at fair value at the date of grant with an equivalent amount charged over the vesting period to the profit and loss account. The fair value has been calculated using a derivative pricing model known as the Black-Scholes formula using assumptions deemed to be consistent with the price that one might expect the incentive to have if it were traded in the markets.

Equity settled transactions

The cost of equity-settled transactions with the Joint Managers is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the Joint Managers become fully entitled to the award. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

At each Balance Sheet date before vesting period, the cumulative expense is calculated, representing the extent to which the vesting period has expired and the best estimate of the achievement or otherwise of non-market conditions and the number of equity instruments that will ultimately vest or, in the case of an instrument subject to a market condition, be treated as vesting as described above. The movement in cumulative expense since the previous Balance Sheet date is recognised in the profit and loss account, with a corresponding entry in equity.

Financial instruments

The comparative information has been prepared in accordance with previous UK GAAP, under which the values of derivatives are not required to be brought onto the Balance Sheet. The Company has applied FRS 25 & FRS 26 prospectively from 1 July 2005 under which interest rate swap contracts are accounted for as cash flow hedges with their fair value stated in the Balance Sheet at the year-end.

Cash at bank

Cash at bank is defined as cash and short term deposit with a maturity of three months or less.

2 Segmental reporting

The Company operates under one business segment and one geographical segment being the holding Company of subsidiaries that invest in primary health care property within the United Kingdom.

Notes to the Company Financial Statements (continued)

3 Taxation

(a) Current tax

	2006 £'000	2005 £'000
UK Corporation tax	103	–
	103	–

(b) Deferred tax

The deferred tax included in the Balance Sheet is as follows:

	2006 £'000	2005 £'000
Deferred tax liability		
Revaluation of cashflow hedge	402	–
	402	–
The deferred tax taken direct to equity:		
Revaluation gains on cashflow hedge	402	–
Provision for deferred tax	402	–

4 Dividends paid and declared

	2006 £'000	2005 £'000
Final dividend for the year ended June 2005 6.0p (2005: June 2004 5.5p)	1,359	998
Interim dividend for the year ended June 2006 6.75p (2005: June 2005 6.0p)	1,531	1,299
	2,890	2,297

The Directors recommend that a dividend of 6.75p per Ordinary Share for the year ended 30 June 2006 (2005: 6.0p per Ordinary Share) be put to Shareholders for declaration at the Annual General Meeting on 16 November 2006, amounting to a total of £1,531,000 (2005: £1,359,000).

5 Development loans

	As at 30 June 2006 £'000	As at 30 June 2005 £'000
As at 1 July	2,310	3,346
Additions at cost	2,601	2,528
Transfer to investment properties following completion	(3,199)	(3,564)
As at 30 June	1,712	2,310

Figures shown include accrued interest on development loans amounting to £90,000 (2005: £101,000).

Notes to the Company Financial Statements (continued)

6 Investments

	Investment in subsidiaries		
	Shares	Loans	Total
	£'000	£'000	£'000
At 1 July 2005	187	115,904	116,091
Loans to subsidiary during the year	–	22,673	22,673
Increase in Shares*	24	–	24
At 30 June 2006	211	138,577	138,788

	Shares	Loans	Total
	£'000	£'000	£'000
At 1 July 2004	187	94,998	95,185
Loans to subsidiary during the year	–	20,906	20,906
At 30 June 2005	187	115,904	116,091

* In respect of the issued Share capital of the two Netherlands subsidiaries.

The subsidiaries of the Company are stated below:

Subsidiary	*Principal activity*	*Proportion of voting rights and shares held*
Primary Health Investment Properties Limited	Property investment	100%
Primary Health Investment Properties (No. 2) Limited	Property investment	100%
Primary Health Investment Properties (No. 3) Limited	Property investment	100%
Primary Health Investment Properties B.V.*	Property investment	100%
Primary Health Investment Properties (No. 3) B.V.*	Property investment	100%

* Incorporated in the Netherlands.

All of the principal subsidiaries are directly held, with the exception of PHIPBV and PHIP (No. 3) BV which are held 25% by the parent (PHP PLC) and 75% by PHIP/PHIP No. 3 respectively.

7 Debtors

	2006	2005
	£'000	£'000
VAT recoverable	301	52
Prepayments	465	507
	766	559

8 Cash at bank

	2006	2005
	£'000	£'000
Cash held at bank	3,619	186

There is no overdraft facility in place.

Notes to the Company Financial Statements (continued)

9 Creditors

	2006 £'000	2005 £'000
Other creditors and accruals	1,585	2,606
Corporation tax payable	103	–
	1,688	2,606

10 Term loan

Type	Facility	Provider	Amounts Drawn 2006	Amounts Drawn 2005	Undrawn facility 2006	Undrawn facility 2005
	£'000		£'000	£'000	£'000	£'000
365 day revolving	10,000	RBS*	–	–	10,000	10,000
Term to January 2013	105,000	RBS*	102,000	85,800	3,000	19,200
Term to January 2013	20,000	AIB**	10,800	3,000	9,200	17,000
	135,000		112,800	88,800	22,200	46,200

* The Royal Bank of Scotland plc.

** Allied Irish Banks plc.

Shortly after the year end, the Company extended its facility to £160m (maturing in 2013), still with the option to extend to 2022.

11 Called up share capital

	2006 Number	2006 £'000	2005 Number	2005 £'000
Authorised:				
Ordinary Shares of 50p each	40,000,000	20,000	40,000,000	20,000
Issued and fully paid at 50p each	22,677,718	11,339	22,652,776	11,326
At 1 July	22,652,776	11,326	18,147,133	9,074
Issued on conversion of Convertible Loan Stock 2016	–	–	3,478,260	1,739
Issued following placing participation	–	–	1,000,000	500
Issued following scrip dividend option for the year ended June 2004	–	–	27,383	13
Issued following scrip dividend option for the year ended June 2005	24,942	13	–	–
At 30 June	22,677,718	11,339	22,652,776	11,326

Notes to the Company Financial Statements (continued)

11 **Called up share capital (continued)**

On 19 August 2004, the holder of the Convertible Loan Stock 2016 converted its Loan Stock into Ordinary Shares of 50p each resulting in the issue of 3,478,260 Ordinary Shares.

On 18 March 2005, the Company issued a further 1,000,000 Ordinary Shares of 50p each, at a price of 300p per share, via a placing, raising £2.9 million (net of expenses).

In respect of the final dividend for the year ended 30 June 2004, and the final dividend for the year ending 30 June 2005, Shareholders were offered the opportunity to receive Ordinary Shares in lieu of the cash dividend. Holders of a total of 1,203,742 shares elected to receive Ordinary Shares instead of a cash dividend resulting in the issue of 27,383 new Ordinary shares, in respect of the final dividend for the year ended 30 June 2004. For the year ended 30 June 2005, holders of a total 1,447,467 shares elected to receive Ordinary Shares instead of a cash dividend resulting in the issue of 24,942 new Ordinary Shares.

Options to subscribe for Ordinary Share 50p each

Pursuant to a Management Option Agreement between the Joint Managers and the Company dated 17 September 2003, there are 1,600,000 Options available to be exercised at any time between 31 March 2006 and 31 March 2013 at a price of 171 pence per Ordinary Share. No options have been exercised as at 30 June 2006.

The weighted average contracted life remaining for the outstanding options is 6.76 years.

As the options were granted after 7 November 2002, all 1,600,000 options are accounted for under FRS 20.

12 **Share Premium**

	2006	2005
	£'000	£'000
Balance at beginning of year	11,952	7,459
Premium on issue of 50p Ordinary Shares following placing participation	–	2,500
Premium on issue of 50p Ordinary Shares on exercise of convertible Loan Stock 2016	–	2,261
Premium on issue of 50p Ordinary Shares in lieu of cash dividend	74	52
Expenses of listing particulars	–	(233)
Issue expenses	(4)	(87)
Balance at end of year	12,022	11,952

Company law restricts the applicability of the Share Premium account and in respect of the Company it may only be applied in paying unissued shares of the Company in respect of capitalisation issues and in writing off the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the Company.

Notes to the Company Financial Statements (continued)

13 **Capital reserve**

The Capital reserve is held to finance any proposed repurchases of Ordinary Shares, following approval of the High Court in 1998.

	2006 £'000	2005 £'000
Balance at beginning and end of year	1,618	1,618

14 **Cashflow hedging reserve**

The interest rate swap derivatives disclosed on page 53, are designated as hedges against the term loan. These hedges are wholly effective hedges, and therefore the gain or loss on each instrument is recognised directly in equity.

	2006 £'000	2005 £'000
Recognised in equity at beginning of year	–	–
Opening reserves adjusted for FRS 26		
Valuation at 1 July	(1,846)	–
Deferred tax thereon recognised in equity	554	–
Restated 1 July	(1,292)	–
Transfer to income statement	238	–
Gains on cashflow hedge taken to equity	2,949	–
Deferred tax (30%) movement	(956)	–
Balance at end of year	939	–
Being:		
Valuation at 30 June	1,341	–
Deferred tax thereon (30%) recognised in equity	(402)	–
Recognised in equity at 30 June	939	–

15 **Profit and loss account**

	2006 £'000	2005 £'000
Balance at beginning of year	2,844	1,123
Prior year adjustments re: FRS 21 dividends	–	998
Retained profit for the year	5,279	2,775
Share based payment charge	185	245
Final dividend for the previous year ended 30 June 2005 (2005: 30 June 2004)	(1,359)	(998)
Interim dividend for the current year 30 June 2006 (2005: 30 June 2005)	(1,531)	(1,299)
Balance at end of year	5,418	2,844

Notes to the Company Financial Statements (continued)

16. **Share based payments**

The cost of equity settled share options is measured by reference to the fair value at the date the management options to JOHCML and NPM were granted (17 September 2003). The charge for the year ended 30 June 2006 is £185,000 (2005: £245,000).

Share based payments are measured at fair value at the date of grant with an equivalent amount charged over the vesting period to the profit and loss account, in accordance with FRS 20: Share based payments. These Share based payments are equity settled transactions.

The fair value of these equity settled transactions is estimated as at the date of grant using the Black-Scholes derivative pricing model, taking into account the terms and conditions upon which the options are granted and, the exercise price of 171 pence, the vesting period of 2.54 years and the fair value of £0.388 per option. The share options vested on 31 March 2006 and hence the performance criteria have been met.

The terms and conditions are as follows :

Option grant date: 17 September 2003
Exercise price: 171p
Vesting period 2.54 years
Vesting date: 31 March 2006
Fair value per Option: £0.388
Total fair value £621,000
Minimum absolute growth in NAV from grant date to exercise date: 7% per annum.

No allowance has been made for any pre-vesting forfeitures.

Summary of financial assumptions for the pricing model:

Volatility: 15% per annum
Dividend yield: 5.0% per annum
Risk free interest rate: 4.5 - 4.8% per annum
(depending upon term to exercise)
Best estimate outcome of NAV test: Passed at earliest opportunity on 31 March 2006

17 **Contingent liabilities**

The Company has guaranteed the performance of its subsidiaries in respect of development agreements totalling £20.9 million (2005: £19.7 million).

18 **Related party transactions**

Details of related party transactions are provided in the Report of the Directors on page 16, and note 4 on page 41. There are no employees other than the Directors, listed on page 12.

Notes

Notice of Annual General Meeting

NOTICE is hereby given that the Annual General Meeting of Primary Health Properties PLC shall be held on 16 November 2006 at 10.30am in the Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB for the following purposes:

As Ordinary Business

1. To receive and adopt the Report of the Directors and the audited financial statements for the year ended 30 June 2006;
2. To declare a final dividend of 6.75p per share;
3. To approve the Directors' Remuneration Report;
4. To re-elect Mr Elliot as a Director of the Company being subject to annual election;
5. To re-elect Mr Gilbert as a Director of the Company being subject to annual election;
6. To re-elect Mr Hambro as a Director of the Company being subject to annual election;
7. To re-appoint Ernst & Young LLP as Auditors and authorise the Directors to fix their remuneration.

As Special Business

To consider and, if thought fit, pass the following resolutions which will be proposed as Special Resolutions, with the exception of Resolution 8 which will be proposed as an Ordinary Resolution.

8. THAT the Directors be generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985 ('the Act')) up to an aggregate nominal amount of £3,779,620 provided that this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the date of the passing of this resolution, except that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred by this resolution had not expired and that this authority shall be in substitution for all previous authorities conferred upon the Directors pursuant to Section 80 of the Act but without prejudice to the allotment of any relevant securities already made or to be made pursuant to such authorities.

9. THAT, subject to and conditional upon the passing of resolution number 8 set out in the notice of the meeting, the Directors be empowered, pursuant to Section 95 of the Act, to allot equity securities (as defined in Section 94 of the Act) for cash as if Section 89 of the Act did not apply to any such allotment provided that this power shall be limited to:

   (a) the allotment of equity securities in connection with a rights issue or other pro rata offer in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of all the Ordinary Shareholders are proportionate (as nearly as may be) to the respective number of equity securities held by them subject in each case to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with fractional entitlements or legal difficulties under the laws of any territory or the requirements of a regulatory body; and

   (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £566,943;

   and shall expire at the conclusion of the Annual General Meeting of the Company after the date of the passing of this resolution except that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by this resolution had not expired.

Notice of Annual General Meeting (continued)

10. THAT the Company be generally and unconditionally authorised, in accordance with Section 166 of the Act, to make market purchases (within the meaning of Section 163 of the Act) of Ordinary shares of 50p each in the capital of the Company ('Ordinary shares') on such terms and in such manner as the Directors may from time to time determine provided that:

    (a) the maximum number of Ordinary shares authorised to be purchased is 2,267,771;

    (b) the minimum price which may be paid for an Ordinary share is 50p (the nominal value) (exclusive of expenses (if any) payable by the Company);

    (c) the maximum price which may be paid for an Ordinary share is an amount equal to 105% of the average of the middle market quotations for an Ordinary share derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary share is purchased (exclusive of expenses (if any) payable by the Company); and

    (d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company except that the Company may before such expiry make a contract to purchase its own shares which will or may be completed or executed wholly or partly after such expiry.

By order of the Board

J O Hambro Capital Management Limited
Company Secretary
20 September 2006

Registered Office:

Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB

Registered in England No. 3033634

Notes

1. Any member entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his or her place. A proxy need not be a member of the Company. A form of proxy is enclosed.

2. To be valid, completed forms must be received at the offices of the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time fixed for the meeting. Deposit of the form of proxy will not prevent a member from attending the meeting and voting in person.

3. (a) The Register of Directors' Interests in the Company, kept pursuant to Section 325 of the Companies Act 1985 is available for inspection at the registered office of the Company during normal business hours on each weekday (public holidays excluded) and at the place of the Annual General Meeting for 15 minutes prior to and during the meeting:

   (b) there are no service contracts.

4. The Company specifies, pursuant to Regulations 41 of the Uncertificated Securities Regulations 2001, that only those Shareholders registered in the register of members of the Company as at 6pm on 14 November 2006 shall be entitled to attend or vote at the General Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the register after that time will be disregarded in determining the right of any person to attend or vote at the meeting.

5. The "vote withheld" option on the form of proxy is provided to enable a member to abstain on any particular resolution. It should be noted that an abstention is not a vote in law and will not be counted in calculating the votes "for" or "against" a resolution.

Shareholder Information

Financial Calendar

Financial year end	30 June
Preliminary Results	September
Annual Report	October
Annual General Meeting	November
Dividend payment	November
Interim end	31 December
Interim figures announced	March
Interim Dividend payment	May

Final Dividend calendar

Ex-dividend date	4 October
Record date	6 October
Post DRIP Application forms, DRIP terms and conditions	9 October
Last day for election	23 October
Payment date	22 November
Post share certificates and statements	by 5 December

Annual General Meeting

The Company's Annual General Meeting will be held on 16 November 2006 commencing at 10.30am in the Board Room at Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB.

Share Service

The Company has made arrangements for a Share Service to be made available to allow investors to purchase the Company's shares. The Primary Health Properties Share Service is operated by Capita IRG Trustees Limited and is designed to allow lump sum and regular savings to facilitate the purchase of the Company's shares. The URL link accessing the detail and forms for the PHP Share Service can be accessed from the Company website or alternatively at http://www.capitaregistrars.com/php

For details of the service please contact:

Capita IRG Trustees Limited
PHP Share Service
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
CIRGT Shareholder helpline 0870 162 3135.

Capita IRG Trustees Limited is authorised and regulated by the Financial Services Authority.

As with all stock market investments, the price of shares can go down as well as up and on sale investors may not get back the full amount they invested.

Share Price

The Company's mid market share price is quoted daily in the Financial Times appearing under "Real Estate".

Shareholder Information (continued)

Payment of dividends

If you would like your dividend/interest paid directly into your bank or building society account you should write to Capita Registrars including details of your nominated account. Although this will enable your dividend/interest to be paid directly into your account your tax voucher will be sent to your registered address.

Share Dealing

Investors wishing to purchase more Ordinary shares or dispose of all or part of their holding may do so through a stockbroker. Many banks also offer this service.

The Company's registrars are Capita Registrars. In the event of any queries regarding your holding of shares, please contact the registrars on 0870 162 3100, e-mail address: ssd@capitaregistrars.com.

Changes of name or address must be notified to the registrars in writing at:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Capita Share Dealing Services

A quick and easy share dealing service is available to either sell or buy more Primary Health Properties plc shares. An on-line and telephone dealing facility is available providing Primary Health Properties plc shareholders with an easy to access and simple to use service.

The table below provides you with details of the associated charges:

Channel	% of Trade Value	Min charge	Max Charge	Compliance Charge
Telephone	1.5%	£25	£102.50	£2.50
Internet	1%	£20	£52.50	£2.50

There's no need to pre-register and there are no complicated forms to fill in. The on-line and telephone dealing service allows you to trade "real time" at a known price which will be given to you at the time you give your instruction.

To deal on-line or by telephone all you need is your surname, shareholder reference number, full postcode and your date of birth. Your shareholder reference number can be found on your latest statement or Certificate where it will appear as either a 'folio number' or 'investor code'. Please have the appropriate documents to hand when you log on or call, as this information will be needed before you can buy or sell shares.

For further information on this service, or to buy and sell shares, please contact:

- www.capitadeal.com (on-line dealing) (24 hours)
- 0870 458 4577 (telephone dealing) (8.00am – 4.30pm Monday to Friday)

General Information About the Company

General information about the Company can be seen on the PHP web site at www.phpgroup.co.uk. Alternatively you may contact Harry Hyman or Tim Walker-Arnott on 01483 306912.

Corporate Profile

Directors
G A Elliot (Chairman)
H A Hyman (Managing Director)
M J Gilbert (W J C Hemmings: alternate)
J D Hambro
Dr I P Rutter

Joint Managers
Nexus PHP Management Limited
Alexandra House
Alexandra Terrace
Guildford GU1 3DA
01483 306912

J O Hambro Capital Management Limited
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB
020 7747 5678

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Dealing enquiries: 0870 162 3100
e-mail address: ssd@capitaregistrars.com
Online dealing: www.capitadeal.com
Telephone dealing: 0870 458 4577

Share service www.capitaregistrars.com/php
CIRGT Shareholder helpline 0870 162 3135

Stockbrokers
Numis Securities Limited
Cheapside House
138 Cheapside
London EC2V 6LH

Solicitors
Nabarro Nathanson
Lacon House
Theobald's Road
London WC1X 8RW

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Company Secretary and Registered Office
J O Hambro Capital Management Limited
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB
020 7747 5682
Fax: 020 7747 5611

Bankers
The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

Allied Irish Banks, p.l.c.
St Helen's
1 Undershaft
London EC3A 8AB

Notes

Notes

Notes

Form of Proxy

I/We, the undersigned, being (a) member(s) of the above Company,

Name(s) in full ....

(BLOCK LETTERS PLEASE)

hereby appoint the Chairman of the Meeting

or .... (see note 3)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 16 November 2006 and at any adjournment thereof, in the following manner:

	FOR*	AGAINST*	VOTE WITH HELD*
1. The resolution to receive and adopt the Report of the Directors and the audited Financial Statements for the year ended 30 June 2006.			
2. The resolution to declare a final dividend of 6.75p per share.			
3. The resolution to receive the Directors' Remuneration Report.			
4. The resolution to re-elect Mr Elliot as a Director of the Company.			
5. The resolution to re-elect Mr Gilbert as a Director of the Company.			
6. The resolution to re-elect Mr Hambro as a Director of the Company.			
7. The resolution to re-appoint Ernst & Young LLP as Auditors and authorise the Directors to fix their remuneration.			
8. The Ordinary Resolution authorising the Company to allot equity securities.			
9. The Special Resolution to disapply pre-emption rights when issuing equity securities.			
10. The Special Resolution authorising the Company to make market purchases of Ordinary shares.			

* Please indicate by marking 'X' in the appropriate space how you wish your vote to be cast. Unless so indicated the proxy will vote or abstain as he/she thinks fit.

As WITNESS my/our hand(s) this .... day of .... 2006.

Signature ....

NOTES:

1. If this form is returned without any indication as to how the person appointed proxy shall vote, the Chairman will exercise his discretion as to how he votes or whether he abstains from voting.
2. This form of proxy, duly signed, and any power of attorney under which it is executed, must be deposited at the offices of the Company's Registrars not less than 48 hours before the time fixed for holding the meeting or adjourned meeting.
3. A member may appoint a proxy of his own choice by deleting the reference to the Chairman and inserting the name of his proxy in the space provided. A proxy need not be a member of the Company but must attend the meeting in person to represent the member.
4. A corporation should complete this form under its common seal or under the hand of a duly authorised officer or attorney.
5. In the case of joint holders, this form may be signed by any one of the holders, but the names of all of them should be stated.

Third fold and tuck in

BUSINESS REPLY SERVICE
Licence No. MB 122

1

First
fold

CAPITA REGISTRARS (Proxies)
PO BOX 25
BECKENHAM
KENT
BR3 4BR

Second fold

Modern Accommodation for the delivery of primary health and community services



Blackthorn Health Centre, Hamble, Hampshire
Tenant(s): GP Practice and Pharmacy
Date of Purchase: March 2006 NIA: 13,000 sqft
Cost: £3.2m



Churchfield Medical Centre, Luton, Bedfordshire
Tenant(s): 2 GP Practices and a Pharmacy
Date of Purchase: April 2006 NIA: 16,000 sqft
Cost: £4.6m



Mawsley Medical Centre, Mawsley Northamptonshire
Tenant(s): GP Practice
Date of Purchase: May 2006 NIA: 7,500 sqft
Cost: £1.9m



Rainbow Medical Centre, St Helens
Tenant(s): GP Practice and Lloyds Pharmacy
Date of Purchase: July 2006 NIA: 8000 sqft
Cost: £1.6m



Barlow Medical Centre, Didsbury, Manchester
Tenant(s): GP Practice and Pharmacy
Date of Purchase: August 2006 NIA:12,000 sqft
Cost: £4.2m



Clowne Medical Centre, Clowne, Derbyshire
Tenant(s): GP Practice and Pharmacy
Date of Purchase: August 2006 NIA:18,000 sqft
Cost: £3.5m



PRIMARY HEALTH PROPERTIES PLC
for further information contact
Harry Hyman or Tim Walker-Arnott at PHP
01483 306912 or visit the PHP Website
www.phpgroup.co.uk

END